UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 3, 2021 (File 333-258395).

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

Definitions

Unless otherwise specified or the context requires otherwise in this quarterly report:

●
references to “2020 Green Private Placement” refer to the €290 million (approximately $336 million) senior secured notes maturing in June 20, 2026 which were issued under a senior secured note purchase agreement entered into with a group of institutional investors as purchasers of the notes issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Sources of Liquidity—2020 Green Private Placement”;

●	references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, unless the context otherwise requires;

●	references to “ACT” refer to the gas-fired cogeneration facility located inside the Nuevo Pemex Gas Processing Facility near the city of Villahermosa in the State of Tabasco, Mexico;

●
references to “Algonquin” refer to, as the context requires, either Algonquin Power & Utilities Corp., a North American diversified generation, transmission and distribution utility, or Algonquin Power & Utilities Corp. together with its subsidiaries;

●
references to “Annual Consolidated Financial Statements” refer to the audited annual consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, including the related notes thereto, prepared in accordance with IFRS as issued by the IASB (as such terms are defined herein), included in our Annual Report;

●	references to “Annual Report” refer to our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 1, 2021;

●	references to “Atlantica Jersey” refer to Atlantica Sustainable Infrastructure Jersey Limited, a wholly owned subsidiary of Atlantica;

•
references to “ATM Plan Letter Agreement” refer to the agreement by and among the Company and Algonquin dated August 3, 2021, pursuant to which the Company has offered Algonquin the right but not the obligation, on a quarterly basis, to purchase a number of ordinary shares to maintain its percentage interest in Atlantica at the average price of the shares sold under the Distribution Agreement in the previous quarter, as adjusted;

●	references to “ATN” refer to ATN S.A., the operational electric transmission asset in Peru, which is part of the Guaranteed Transmission System;

●	references to “ATS” refer to ABY Transmision Sur S.A.;

●	references to “Befesa Agua Tenes” refer to Befesa Agua Tenes, S.L.U;

•	references to “CAISO” refer to the California Independent System Operator;

●	references to “Calgary District Heating” or “Calgary” refer to the 55 MWt thermal capacity district heating asset in the city of Calgary which we acquired in May 2021;

●
references to “cash available for distribution” refer to the cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses;

●	references to “Chile PV 1” refer to the solar PV plant of 55 MW located in Chile;

●	references to “Chile PV 2” refer to the solar PV plant of 40 MW located in Chile;

●	references to “COD” refer to the commercial operation date of the applicable facility;

●
references to “Consolidated Condensed Interim Financial Statements” refer to the consolidated condensed unaudited interim financial statements as of September 30, 2021 and 2020 and for the nine-month period ended September 30, 2021 and 2020, including the related notes thereto prepared in accordance with IFRS as issued by the IASB, which form a part of this quarterly report;

●	references to “Coso” refer to the 135 MW geothermal plant located in California;

•
references to the “Distribution Agreement” refer to the agreement entered into with J.P. Morgan Securities LLC, as sales agent, dated August 3, 2021 under which the Company may offer and sell from time to time up to $150 million of our ordinary shares and pursuant to which J.P. Morgan Securities LLC may sell its common stock by any method permitted by law deemed to be an “at the market offering” as defined by Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended;

●	references to “EMEA” refer to Europe, Middle East and Africa;

●
references to “EURIBOR” refer to Euro Interbank Offered Rate, a daily reference rate published by the European Money Markets Institute, based on the average interest rates at which Eurozone banks offer to lend unsecured funds to other banks in the euro wholesale money market;

●	references to “EPC” refer to engineering, procurement and construction;

●	references to “EU” refer to the European Union;

●	references to “Exchange Act” refer to the U.S. Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the SEC thereunder;

●	references to “Federal Financing Bank” refer to a U.S. government corporation by that name;

●
references to “Green Exchangeable Notes” refer to the $115 million green exchangeable senior notes due in 2025 issued by Atlantica Jersey on July 17, 2020, and fully and unconditionally guaranteed on a senior, unsecured basis, by Atlantica, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Green Exchangeable Notes”;

●
references to “Green Project Finance” refer to the green project financing agreement entered into between Logrosan, the sub-holding company of Solaben 1 & 6 and Solaben 2 & 3, as borrower, and ING Bank, B.V. and Banco Santander S.A., as lenders on April 8, 2020;

●
references to “Green Senior Notes” refer to the $400 million green senior notes due in 2028, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Green Senior Notes”;

●
references to “gross capacity” refer to the maximum, or rated, power generation capacity, in MW, of a facility or group of facilities, without adjusting for the facility’s power parasitics’ consumption, or by our percentage of ownership interest in such facility as of the date of this quarterly report;

●	references to “GWh” refer to gigawatt hour;

●	references to “IAS” refer to International Accounting Standards issued by the IASB;

●	references to “IASB” refer to the International Accounting Standards Board;

●	references to “IFRIC 12” refer to International Financial Reporting Interpretations Committee’s Interpretation 12—Service Concessions Arrangements;

●	references to “IFRS as issued by the IASB” refer to International Financial Reporting Standards as issued by the IASB;

●	references to “ITC” refer to investment tax credits;

●	references to “JIBAR” refer to Johannesburg Interbank Average Rate;

●	references to “Kaxu” refer to the 100 MW solar plant of located in South Africa;

●	references to “Liberty” refer to Liberty Interactive Corporation;

●
references to “Liberty Ownership Interest in Solana” refer to Class A membership interests of ASO Holdings Company LLC (the holding company of Arizona Solar One LLC, owner of the 250 MW net (280 MW gross) solar electric generation facility located in Maricopa County, Arizona, known as the Solana plant), previously owned by Liberty and purchased by us on August 17, 2020;

●	references to “LIBOR” refer to London Interbank Offered Rate;

●	references to “Logrosan” refer to Logrosan Solar Inversiones, S.A.;

●	references to “Mft3” refer to million standard cubic feet;

●	references to “Monterrey” refer to the 142 MW gas-fired engine facility including 130 MW installed capacity and 12 MW battery capacity, located in, Monterrey, Mexico;

●
references to “Multinational Investment Guarantee Agency” refer to the Multinational Investment Guarantee Agency, a financial institution member of the World Bank Group which provides political insurance and credit enhancement guarantees;

●	references to “MW” refer to megawatts;

●	references to “MWh” refer to megawatt hour;

●	references to “MWt” refer to thermal megawatts;

●
references to “Note Issuance Facility 2017” refer to the senior secured note facility dated February 10, 2017, of €275 million (approximately $318 million), a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder, which was fully repaid in April 2020;

●
references to “Note Issuance Facility 2019” refer to the senior unsecured note facility dated April 30, 2019, and amended on May 14, 2019, October 23, 2020 and March 30, 2021 for a total amount of €268 million, approximately $310 million, with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder which was fully repaid on June 4, 2021;

●
references to “Note Issuance Facility 2020” refer to the senior unsecured note facility dated July 8, 2020, and amended on March 30, 2021 of €140 million (approximately $162 million), with Lucid Agency Services Limited, as facility agent and a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Note Issuance Facility 2020”;

●	references to “operation” refer to the status of projects that have reached COD (as defined above);

●	references to “Pemex” refer to Petróleos Mexicanos;

●	references to “PG&E” refer to PG&E Corporation and its regulated utility subsidiary, Pacific Gas and Electric Company collectively;

●	references to “PPA” refer to the power purchase agreements through which our power generating assets have contracted to sell energy to various off-takers;

●	references to “PTS” refer to Pemex Transportation System;

●	references to “PV” refer to photovoltaic power;

●
references to “Revolving Credit Facility” refer to the credit and guaranty agreement with a syndicate of banks entered into on May 10, 2018 and amended on January 24, 2019, August 2, 2019, December 17, 2019, August 28, 2020 and March 1, 2021, providing for a senior secured revolving credit facility in an aggregate principal amount of $450 million, as further described in “Item 2—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity—Revolving Credit Facility”;

●	references to “Rioglass” refer to Rioglass Solar Holding, S.A.;

●	references to “ROFO” refer to a right of first offer;

●	references to “Skikda” refer to the seawater desalination plant in Algeria, which is 34% owned by Atlantica;

●	references to “Solaben Luxembourg” refer to Solaben Luxembourg S.A.;

●	references to “Tenes” refer to Ténès Lilmiyah SpA, the water desalination plant in Algeria, which is 51% owned by Befesa Agua Tenes;

●	references to “U.K.” refer to the United Kingdom;

●	references to “U.S.” or “United States” refer to the United States of America;

●	references to “Vento II” refer to the wind portfolio in the U.S. in which we acquired a 49% interest in June 2021; and

●
references to “we,” “us,” “our,” “Atlantica” and the “Company” refer to Atlantica Sustainable Infrastructure plc or Atlantica Sustainable Infrastructure plc and its consolidated subsidiaries, unless the context otherwise requires.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions, strategies, future events or performance (often, but not always, through the use of words or phrases such as may result, are expected to, will continue, is anticipated, believe, will, could, should, would, estimated, may, plan, potential, future, projection, goals, target, outlook, predict and intend or words of similar meaning) are not statements of historical facts and may be forward looking. Such statements occur throughout this report and include statements with respect to our expected trends and outlook, potential market and currency fluctuations, occurrence and effects of certain trigger and conversion events, our capital requirements, changes in market price of our shares, future regulatory requirements, the ability to identify and/or make future investments and acquisitions on favorable terms, reputational risks, divergence of interests between our company and that of our largest shareholder, tax and insurance implications, and more. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, important factors included in Part I, Item 3D. Risk Factors in our Annual Report (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on our operations and financial results, and could cause our actual results, performance or achievements, to differ materially from the future results, performance or achievements expressed or implied in forward-looking statements made by us or on our behalf in this quarterly report, in presentations, on our website, in response to questions or otherwise. These forward-looking statements include, but are not limited to, statements relating to:

●
the condition of the debt and equity capital markets and our ability to borrow additional funds and access capital markets, as well as our substantial indebtedness and the possibility that we may incur additional indebtedness going forward;

●	the ability of our counterparties, including Pemex, to satisfy their financial commitments or business obligations and our ability to seek new counterparties in a competitive market;

●	government regulation, including compliance with regulatory and permit requirements and changes in tax laws, market rules, rates, tariffs, environmental laws and policies affecting renewable energy;

●	changes in tax laws and regulations;

●	risks relating to our activities in areas subject to economic, social and political uncertainties;

●	our ability to finance and make new investments and acquisitions on favorable terms or to close outstanding acquisitions;

●	risks relating to new assets and businesses which have a higher risk profile and our ability to transition these successfully;

●	potential issues and risks related to our project financing arrangement for Kaxu and the waiver thereunder;

●	potential environmental liabilities and the cost and conditions of compliance with applicable environmental laws and regulations;

●	risks related to our reliance on third-party contractors or suppliers;

●	risks related to our ability to maintain appropriate insurance over our assets;

●	risks related to our facilities not performing as expected, unplanned outages, higher than expected operating costs and/ or capital expenditures;

●	risks related to our exposure in the labor market;

●	potential issues arising with our operators’ employees including disagreement with employees’ unions and subcontractors;

●	risks related to extreme weather events related to climate change could damage our assets or result in significant liabilities and cause an increase in our operation and maintenance costs;

●	the effects of litigation and other legal proceedings (including bankruptcy) against us, our subsidiaries, our assets and our employees;

●	price fluctuations, revocation and termination provisions in our off-take agreements and power purchase agreements;

●	our electricity generation, our projections thereof and factors affecting production, including those related to the COVID-19 outbreak;

●	our targets or expectations with respect to Adjusted EBITDA derived from low-carbon footprint assets;

●
risks related to our current or previous relationship with Abengoa, our former largest shareholder and currently one of our operation and maintenance suppliers, including bankruptcy, reputational risk and particularly the potential impact of Abengoa S.A.’s insolvency filing and Abenewco1, S.A.’s potential insolvency filing as well as litigation risk;

●	risks related to our relationship with our shareholders, including Algonquin, our major shareholder;

●	potential impact of the COVID-19 outbreak on our business, financial condition, results of operations and cash flows;

●	reputational and financial damage caused by our off-takers’ PG&E and Pemex;

●	sale of electricity to the Mexican market;

●	guidance related to the amount of Adjusted EBITDA from low carbon footprint assets;

●	statements about plans relating to our financings, including refinancing plans;

●	statements about plans and relating to our “at-the-market program” and the use of proceeds from the offering thereunder; and

●	other factors discussed under “Risk Factors”.

Any forward-looking statement speaks only as of the date on which such statement is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including, but not limited to, unanticipated events, after the date on which such statement is made, unless otherwise required by law. New factors emerge from time to time and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.

Consolidated condensed statements of financial position as of September 30, 2021 and December 31, 2020

Amounts in thousands of U.S. dollars

		As of September 30,	As of December 31,
	Note (1)	2021	2020
Assets
Non-current assets
Contracted concessional assets	6	8,173,917	8,155,418
Investments carried under the equity method	7	296,762	116,614
Financial investments	8	88,866	89,754
Deferred tax assets		164,304	152,290

Total non-current assets		8,723,849	8,514,076

Current assets
Inventories		33,156	23,958
Trade and other receivables	12	324,267	331,735
Financial investments	8	207,801	200,084
Cash and cash equivalents	15	763,545	868,501

Total current assets		1,328,769	1,424,278

Total assets		10,052,618	9,938,354

(1)	Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of financial position as of September 30, 2021 and December 31, 2020

Amounts in thousands of U.S. dollars

		As of September 30,	As of December 31,
	Note (1)	2021	2020
Equity and liabilities
Equity attributable to the Company
Share capital	13	11,148	10,667
Share premium	13	836,269	1,011,743
Capital reserves	13	1,069,344	881,745
Other reserves	9	147,915	96,641
Accumulated currency translation differences	13	(122,188)	(99,925)
Accumulated deficit	13	(388,820)	(373,489)
Non-controlling interests	13	207,922	213,499

Total equity		1,761,589	1,740,881

Non-current liabilities
Long-term corporate debt	14	1,009,128	970,077
Long-term project debt	15	4,568,387	4,925,268
Grants and other liabilities	16	1,271,460	1,229,767
Derivative liabilities	9	249,639	328,184
Deferred tax liabilities		302,612	260,923

Total non-current liabilities		7,401,226	7,714,219

Current liabilities
Short-term corporate debt	14	20,951	23,648
Short-term project debt	15	710,493	312,346
Trade payables and other current liabilities	17	118,600	92,557
Income and other tax payables		39,759	54,703

Total current liabilities		889,803	483,254

Total equity and liabilities		10,052,618	9,938,354

(1)	Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed income statements for the nine-month periods ended September 30, 2021 and 2020

Amounts in thousands of U.S. dollars

	Note (1)	For the nine-month period ended September 30,
		2021	2020
Revenue	4	940,418	768,734
Other operating income	20	57,597	75,902
Employee benefit expenses		(59,105)	(37,430)
Depreciation, amortization, and impairment charges	4	(334,916)	(302,166)
Other operating expenses	20	(320,873)	(197,635)

Operating profit		283,121	307,405

Financial income	19	1,848	6,413
Financial expense	19	(277,000)	(289,439)
Net exchange differences	19	2,046	(1,482)
Other financial income, net	19	21,684	62,597

Financial expense, net		(251,422)	(221,911)

Share of profit/(loss) of associates carried under the equity method		4,245	(2,248)

Profit before income tax		35,944	83,246

Income tax	18	(42,390)	(25,079)

Profit/(loss) for the period		(6,446)	58,167

(Profit)/loss attributable to non-controlling interests		(11,720)	3,042

Profit/(loss) for the period attributable to the Company		(18,166)	61,209

Weighted average number of ordinary shares outstanding (thousands) - basic	21	110,749	101,602
Weighted average number of ordinary shares outstanding (thousands) - diluted	21	114,156	102,499
Basic earnings per share (U.S. dollar per share)	21	(0.16)	0.60
Diluted earnings per share (U.S. dollar per share)	21	(0.16)	0.60

(1)	Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed statements of comprehensive income for the nine-month periods ended September 30, 2021 and 2020

Amounts in thousands of U.S. dollars

For the nine-month period ended September 30,
	2021	2020
Profit/(loss) for the period	(6,446)	58,167
Items that may be subject to transfer to income statement
Change in fair value of cash flow hedges	15,262	(33,159)
Currency translation differences	(27,901)	(18,884)
Tax effect	(4,632)	7,858

Net income/(expense) recognized directly in equity	(17,271)	(44,185)

Cash flow hedges	44,643	43,792
Tax effect	(11,161)	(10,948)

Transfers to income statement	33,482	32,844

Other comprehensive income/(loss)	16,211	(11,341)

Total comprehensive income/(loss) for the period	9,765	46,826

Total comprehensive (income)/loss attributable to non-controlling interests	(8,981)	9,323

Total comprehensive income/(loss) attributable to the Company	784	56,149

Consolidated condensed statements of changes in equity for the nine-month periods ended September 30, 2021 and 2020

Amounts in thousands of U.S. dollars

	Share Capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated deficit	Total equity attributable to the Company	Non- controlling interest	Total equity
Balance as of January 1, 2020	10,160	1,011,743	889,057	73,797	(90,824)	(385,457)	1,508,476	206,380	1,714,856

Profit for the nine -month period after taxes	-	-	-	-	-	61,209	61,209	(3,042)	58,167
Change in fair value of cash flow hedges	-	-	-	10,850	-	-	10,850	(217)	10,633
Currency translation differences	-	-	-	-	(12,766)	-	(12,766)	(6,118)	(18,884)
Tax effect	-	-	-	(3,144)	-	-	(3,144)	54	(3,090)
Other comprehensive income	-	-	-	7,706	(12,766)	-	(5,060)	(6,281)	(11,341)

Total comprehensive income	-	-	-	7,706	(12,766)	61,209	56,149	(9,323)	46,826

Business combinations (Note 5)	-	-	-	-	-	-	-	25,079	25,079

Distributions (Note 13)	-	-	(125,987)	-	-	-	(125,987)	(18,727)	(144,714)

Balance as of September 30, 2020	10,160	1,011,743	763,070	81,503	(103,590)	(324,248)	1,438,638	203,409	1,642,047

Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

	Share capital	Share premium	Capital reserves	Other reserves	Accumulated currency translation differences	Accumulated Deficit	Total equity attributable to the Company	Non- controlling interests	Total Equity
Balance as of January 1, 2021	10,667	1,011,743	881,745	96,641	(99,925)	(373,489)	1,527,382	213,499	1,740,881

Profit/(loss) for the nine -month period after taxes	-	-	-	-	-	(18,166)	(18,166)	11,720	(6,446)
Change in fair value of cash flow hedges	-	-	-	66,553	-	(10,060)	56,493	3,412	59,905
Currency translation differences	-	-	-	-	(22,264)	-	(22,264)	(5,637)	(27,901)
Tax effect	-	-	-	(15,279)	-	-	(15,279)	(514)	(15,793)
Other comprehensive income	-	-	-	51,274	(22,264)	(10,060)	18,950	(2,739)	16,211

Total comprehensive income	-	-	-	51,274	(22,264)	(28,226)	784	8,981	9,765

Capital increase (Note 13)	481	24,526	129,567	-	-	-	154,574	-	154,574

Reduction of Share Premium (Note 13)	-	(200,000)	200,000	-	-	-	-	-	-

Business combinations (Note 5)	-	-	-	-	-	-	-	8,287	8,287

Share-based compensation (Note 13)	-	-	-	-	-	12,895	12,895	-	12,895

Distributions (Note 13)	-	-	(141,968)	-	-	-	(141,968)	(22,845)	(164,813)

Balance as of September 30, 2021	11,148	836,269	1,069,344	147,915	(122,189)	(388,820)	1,553,667	207,922	1,761,589

Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Consolidated condensed cash flows statements for the nine-month periods ended September 30, 2021 and 2020

Amounts in thousands of U.S. dollars

	Note (1)	For the nine-month periods ended September 30,
		2021	2020
I. Profit/(loss) for the period		(6,446)	58,167
Financial expense and non-monetary adjustments		609,429	536,579

II. Profit/(loss) for the period adjusted by non-monetary items		602,983	594,746

III. Changes in working capital		47,987	(128,926)

Net interest and income tax paid		(209,030)	(162,578)

A. Net cash provided by operating activities		441,940	303,242

Acquisitions of subsidiaries and entities under the equity method	5&7	(337,539)	8,943
Investment in contracted concessional assets	6	(10,348)	3,819
Distributions from entities under the equity method	7	24,615	20,140
Other non-current assets/liabilities		375	(14,387)

B. Net cash (used in)/provided by investing activities		(322,897)	18,515

Proceeds from Project debt	15	11,149	603,948
Proceeds from Corporate debt	14	409,023	673,648
Repayment of Project debt	15	(256,170)	(470,700)
Repayment of Corporate debt	14	(361,154)	(488,866)
Dividends paid to Company´s shareholders	13	(141,968)	(125,986)
Dividends paid to non-controlling interests	13	(23,327)	(20,994)
Purchase of Liberty´s equity interests in Solana		-	(266,849)
Capital increase	13	154,482	-

C. Net cash provided by/(used in) financing activities		(207,965)	(95,799)

Net increase/ (decrease) in cash and cash equivalents		(88,922)	225,958

Cash and cash equivalents at beginning of the period		868,501	562,795

Translation differences in cash or cash equivalent		(16,034)	142

Cash and cash equivalents at end of the period		763,545	788,895

(1)	Notes 1 to 22 form an integral part of the Consolidated Condensed Interim Financial Statements.

Notes to the consolidated condensed interim financial statements

Note 1. - Nature of the business

Atlantica Sustainable Infrastructure plc (“Atlantica” or the “Company”) is a sustainable infrastructure company that owns, manages and invests in renewable energy, storage, efficient natural gas and heat, transmission lines and water assets focused on North America (the United States, Canada and Mexico), South America (Peru, Chile and Uruguay) and EMEA (Spain, Algeria and South Africa).

Atlantica’s shares began trading on the NASDAQ Global Select Market under the symbol “ABY” on June 13, 2014. The symbol changed to “AY” on November 11, 2017.

Algonquin Power & Utilities Corp. (“Algonquin”) is the largest shareholder of the Company and currently owns a 43.9% stake in Atlantica. Algonquin’s voting rights and rights to appoint directors are limited to 41.5% and the difference between Algonquin´s ownership and 41.5% will vote replicating non-Algonquin’s shareholders’ vote.

During 2020, the Company completed the following acquisitions:

-
On April 3, 2020, the Company made an initial investment in the creation of a renewable energy platform in Chile, together with financial partners, where it owns approximately a 35% stake and has a strategic investor role. The first investment was the acquisition of a 55 MW solar PV plant (“Chile PV 1”). The Company’s initial contribution was approximately $4 million. In addition, on January 6, 2021, the Company closed its second investment through the platform with the acquisition of a 40 MW solar PV plant (“Chile PV 2”). This asset started commercial operation in 2017 and its revenue is partially contracted. The total equity investment for this new asset was approximately $5.0 million. The platform intends to make further investments in renewable energy in Chile and to sign PPAs with credit worthy off-takers.

-
In January 2019, the Company entered into an agreement with Abengoa (references to “Abengoa” refer to Abengoa, S.A., together with its subsidiaries, or Abenewco1, S.A. together with its subsidiaries, unless the context otherwise requires) for the acquisition of a 51% stake in Tenes, a water desalination plant in Algeria. Closing of the acquisition was subject to certain conditions precedent, which were not fulfilled. In accordance with the terms of the share purchase agreement, the advance payment made for the acquisition was converted into a secured loan to be reimbursed by Befesa Agua Tenes, the holding company of Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends to be received from the asset. On May 31, 2020, the Company entered into a new agreement, which provides the Company with certain additional decision rights, a majority at the board of directors of Befesa Agua Tenes and control over the asset.

-
On August 17, 2020, the Company closed the acquisition of Liberty’s equity interest in Solana. Liberty was the tax equity investor in the Solana project. The total equity investment is expected to be up to $285 million of which $272 million has already been paid.

In December 2020, the Company reached an agreement with Algonquin to acquire La Sierpe, a 20 MW solar asset in Colombia for a total equity investment of approximately $20 million. Closing is subject to conditions precedent and regulatory approvals and is expected to occur in the fourth quarter of 2021. Additionally, the Company agreed to invest in additional solar plants in Colombia with a combined capacity of approximately 30 MW.

In January 2021 the Company closed the acquisition of 42.5% of the equity of Rioglass Solar Holding S.A. (“Rioglass”) a supplier of spare parts and services to the solar industry, increasing its stake to 57.5%. In addition, on July 22, 2021 the Company exercised the option to acquire the remaining stake of 42.5%. The investment made in 2021 to acquire the additional 85% equity, resulting in a 100% ownership, was approximately $17.1 million (Note 5). The Company initially classified the investment as held for sale in the Consolidated Condensed Interim Financial Statements for the period ended March 31, 2021. Nevertheless, the accounting requirements of IFRS 5, Non.current Assets Held for Sale and Discontinued Operations, to classify the investment as held for sale are no longer fulfilled given that the sale is no longer considered highly probable. Accordingly, as prescribed in IFRS 5, the investment has been fully consolidated from the acquisition date in January 2021.

On April 7, 2021, the Company closed the acquisition of Coso, a 135 MW renewable asset in California. Coso is the third largest geothermal plant in the United States and provides base load renewable energy to the California Independent System Operator (California ISO). It has PPAs signed with an 18-year average contract life. The total equity investment was approximately $130 million (Note 5). In addition, on July 15, 2021, the Company paid an additional amount of approximately $40 million to reduce project debt.

On May 14, 2021, the Company closed the acquisition of Calgary District Heating, a district heating asset of approximately 55 MWt in Canada for a total equity investment of approximately $22.5 million (Note 5). Calgary District Heating has been in operation since 2010 and represents the first investment of the Company in this sector, which is recognized as a key measure for cities to reduce emissions in line with the UN Environment Program. The asset provides heating services to a diverse range of government, institutional and commercial customers in the city of Calgary.

On June 16, 2021, the Company acquired a 49% interest in a 596 MW portfolio of wind assets in the United States (Vento II) for a total equity investment net of cash consolidated at the transaction date of approximately $180.7 million (Note 7). EDP Renewables owns the remaining 51%. The assets have PPAs with investment grade off-takers with five-year average remaining contract life.

On August 6, 2021, the Company closed the acquisition of Agrisun and Re Sole, two solar PV plants in Italy with a combined capacity of 3.7 MW for a total equity investment of $9 million (Note 5). Agrisun and Re Sole have regulated revenues under a feed in tariff until 2030 and 2031, respectively.

The following table provides an overview of the main contracted concessional assets the Company owned or had an interest in as of September 30, 2021:

Assets	Type	Ownership	Location	Currency(9)	Capacity (Gross)	Counterparty Credit Ratings(10)	COD*	Contract Years Remaining(16)

Solana	Renewable (Solar)	100%	Arizona (USA)	USD	280 MW	A-/A2/BBB+	2013	22
Mojave	Renewable (Solar)	100%	California (USA)	USD	280 MW	BB-/WR/BB	2014	18
Chile PV 1	Renewable (Solar)	35%(8)	Chile	USD	55 MW	N/A	2016	N/A
Chile PV 2	Renewable (Solar)	35%(8)	Chile	USD	40 MW	N/A	2017	N/A
Solaben 2 & 3	Renewable (Solar)	70%(1)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	16/16
Solacor 1 & 2	Renewable (Solar)	87%(2)	Spain	Euro	2x50 MW	A/Baa1/A-	2012	16/16
PS10 & PS20	Renewable (Solar)	100%	Spain	Euro	31 MW	A/Baa1/A-	2007&2009	11/13
Helioenergy 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2011	15/15
Helios 1 & 2	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2012	16/16
Solnova 1, 3 & 4	Renewable (Solar)	100%	Spain	Euro	3x50 MW	A/Baa1/A-	2010	14/14/14
Solaben 1 & 6	Renewable (Solar)	100%	Spain	Euro	2x50 MW	A/Baa1/A-	2013	17/17
Seville PV	Renewable (Solar)	80%(6)	Spain	Euro	1 MW	A/Baa1/A-	2006	15
Re Sole	Renewable (Solar)	100%	Italy	Euro	2.1 MW	BBB/Baa3/BBB-	2011	10
Agrisun	Renewable (Solar)	100%	Italy	Euro	1.6 MW	BBB/Baa3/BBB-	2010	9
Kaxu	Renewable (Solar)	51%(3)	South Africa	Rand	100 MW	BB-/Ba2/BB-(11)	2015	14
Elkhorn Valley	Renewable (Wind)	49%	Oregon (USA)	USD	101 MW	BBB/A3/--	2007	7
Prairie Star	Renewable (Wind)	49%	Minnesota (USA)	USD	101 MW	--/A3/A-	2007	7
Twin Groves II	Renewable (Wind)	49%	Illinois (USA)	USD	198 MW	BBB-/Baa2/BBB	2008	5
Lone Star II	Renewable (Wind)	49%	Texas (USA)	USD	196 MW	Not rated	2008	2
Palmatir	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(12)	2014	13
Cadonal	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-(12)	2014	13
Melowind	Renewable (Wind)	100%	Uruguay	USD	50 MW	BBB/Baa2/BBB-	2015	15
Coso	Renewable (Geothermal)	100%	California (USA)	USD	135 MW	Investment Grade(14)	1987-1989	19
Mini-Hydro	Renewable (Hydraulic)	100%	Peru	USD	4 MW	BBB+/A3/BBB+	2012	12
ACT	Efficient natural gas & heat	100%	Mexico	USD	300 MW	BBB/ Ba3/BB-	2013	12
Monterrey	Efficient natural gas &heat	30%	Mexico	USD	142 MW	Not rated	2018	17
Calgary	Efficient natural gas &heat	100%	Canada	CAD	55 MWt	~41% A+ or higher(15)	2010	20
ATN (13)	Transmission line	100%	Peru	USD	379 miles	BBB+/Baa1/BBB	2011	20
ATS	Transmission line	100%	Peru	USD	569 miles	BBB+/Baa1/BBB	2014	23
ATN 2	Transmission line	100%	Peru	USD	81 miles	Not rated	2015	12
Quadra 1 & 2	Transmission line	100%	Chile	USD	49 miles/32 miles	Not rated	2014	14/14
Palmucho	Transmission line	100%	Chile	USD	6 miles	BBB+/WR/A-	2007	16
Chile TL3	Transmission line	100%	Chile	USD	50 miles	A/A1/A-	1993	Regulated
Skikda	Water	34.2%(4)	Algeria	USD	3.5 M ft3/day	Not rated	2009	13
Honaine	Water	25.5%(5)	Algeria	USD	7 M ft3/day	Not rated	2012	16
Tenes	Water	51%(7)	Algeria	USD	7 M ft3/day	Not rated	2015	19

(1)	Itochu Corporation, a Japanese trading company, holds 30% of the shares in each of Solaben 2 and Solaben 3.
(2)	JGC, a Japanese engineering company, holds 13% of the shares in each of Solacor 1 and Solacor 2.
(3)	Kaxu is owned by the Company (51%), Industrial Development Corporation of South Africa (29%) and Kaxu Community Trust (20%).
(4)	Algerian Energy Company, SPA owns 49% of Skikda and Sacyr Agua, S.L. owns the remaining 16.83%.
(5)	Algerian Energy Company, SPA owns 49% of Honaine and Sacyr Agua, S.L. owns the remaining 25.5%.
(6)	Instituto para la Diversificación y Ahorro de la Energía (“Idae”), a Spanish state-owned company, holds 20% of the shares in Seville PV.
(7)	Algerian Energy Company, SPA owns 49% of Tenes.
(8)	65% of the shares in Chile PV 1 and Chile PV 2 are indirectly held by financial partners through the renewable energy platform of the Company in Chile.
(9)	Certain contracts denominated in U.S. dollars are payable in local currency.
(10)	Reflects the counterparty’s credit ratings issued by Standard & Poor’s Ratings Services, or S&P, Moody’s Investors Service Inc., or Moody’s, and Fitch Ratings Ltd, or Fitch.
(11)	Refers to the credit rating of the Republic of South Africa. The off-taker is Eskom, which is a state-owned utility company in South Africa.
(12)	Refers to the credit rating of Uruguay, as UTE (Administración Nacional de Usinas y Transmisoras Eléctricas) is unrated.
(13)	Including ATN Expansion 1 & 2.
(14)
Refers to the credit rating of  two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A Rating from S&P and Southern California Public Power Authority. The third off-taker is not rated.

(15)	Refers to the credit rating of a diversified mix of 22 high credit quality clients (~41%A+ rating or higher, the rest is unrated).
(16)	As of September 30, 2021.
(*)	Commercial Operation Date

The Kaxu project financing arrangement contains cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. The insolvency filing by the individual company Abengoa S.A. in February 2021 represents a theoretical event of default under the Kaxu project finance agreement. In September 2021, the Company obtained a waiver for such theoretical event of default which was conditional upon the replacement of the operation and maintenance supplier of the plant, which is currently an Abengoa subsidiary, before October 31, 2021. On November 4, 2021, the Company obtained an extension of the term for such replacement until January 31, 2022. Although the Company does not expect the acceleration of debt to be declared by the credit entities, as of September 30, 2021 Kaxu did not have what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months, as the cross-default provisions make that right conditional. Therefore, Kaxu total debt (Note 15) has been presented as current in the Consolidated Condensed Interim Financial Statements of the Company as of September 30, 2021 for an amount of $349 million, in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”.

Note 2. - Basis of preparation

The accompanying Consolidated Condensed Interim Financial Statements represent the consolidated results of the Company and its subsidiaries.

The Company’s annual consolidated financial statements as of December 31, 2020, were approved by the Board of Directors on February 26, 2021.

These Consolidated Condensed Interim Financial Statements are presented in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting”. In accordance with IAS 34, interim financial information is prepared solely in order to update the most recent annual consolidated financial statements prepared by the Company, placing emphasis on new activities, occurrences and circumstances that have taken place during the nine-month period ended September 30, 2021, and not duplicating the information previously published in the annual consolidated financial statements for the year ended December 31, 2020. Therefore, the Consolidated Condensed Interim Financial Statements do not include all the information that would be required in a complete set of consolidated financial statements prepared in accordance with the IFRS-IASB (“International Financial Reporting Standards-International Accounting Standards Board”). In view of the above, for an adequate understanding of the information, these Consolidated Condensed Interim Financial Statements must be read together with Atlantica’s consolidated financial statements for the year ended December 31, 2020 included in the 2020 20-F.

In determining the information to be disclosed in the notes to the Consolidated Condensed Interim Financial Statements, Atlantica, in accordance with IAS 34, has taken into account its materiality in relation to the Consolidated Condensed Interim Financial Statements.

The Consolidated Condensed Interim Financial Statements are presented in U.S. dollars, which is the Company’s functional and presentation currency. Amounts included in these Consolidated Condensed Interim Financial Statements are all expressed in thousands of U.S. dollars, unless otherwise indicated.

These Consolidated Condensed Interim Financial Statements were approved by the Board of Directors of the Company on November 9, 2021.

Application of new accounting standards

a)	Standards, interpretations and amendments effective from January 1, 2021 under IFRS-IASB, applied by the Company in the preparation of these condensed interim financial statements:

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IFRS 4, IFRS 7, IFRS 16, IFRS 9 and IAS 39. Amendments regarding replacement issues in the context of the IBOR reform. This amendment is mandatory for annual periods beginning on or after January 1, 2021 under IFRS-IASB.

-
IFRS 16. Amendment to extend the exemption from assessing whether a COVID-19-related rent concession is a lease modification. This amendment is mandatory for annual periods beginning on or after April 1, 2021 under IFRS-IASB.

The applications of these amendments have not had any material impact on these condensed interim financial statements.

b)	Standards, interpretations and amendments published by the IASB that will be effective for periods beginning on or after January 1, 2022:

-
IFRS 1. Amendments resulting from Annual Improvements to IFRS Standards 2018–2020 (subsidiary as a first-time adopter). This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.

-	IFRS 3. Amendments updating a reference to the Conceptual Framework. This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.

-	IAS 37. Amendments regarding the costs to include when assessing whether a contract is onerous. This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB

-	IFRS 4. Amendments regarding the expiry date of the deferral approach. The fixed expiry date for the temporary exemption in IFRS 4 from applying IFRS 9 is now 1 January 2023.

-	IFRS 9. Amendments resulting from Annual Improvements to IFRS Standards 2018–2020. This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.

-
IFRS 17. Amendments to address concerns and implementation challenges that were identified after IFRS 17 was published. This amendment is mandatory for annual periods beginning on or after January 1, 2023 under IFRS-IASB.

-	IAS 1 (Amendment). Classification of liabilities. This amendment is mandatory for annual periods beginning on or after January 1, 2023 under IFRS-IASB.

-	IAS 1. Amendment to defer the effective date of the January 2020 amendment. This amendment is mandatory for annual periods beginning on or after January 1, 2023 under IFRS-IASB.

-	IAS 1. (Amendment). Disclosure of accounting policies. This amendment is mandatory for annual periods beginning on or after January 1, 2023 under IFRS-IASB.

-	IAS 8. Amendment regarding the definition of accounting estimates. This amendment is mandatory for annual periods beginning on or after January 1, 2023 under IFRS-IASB.

-	IAS 12. Amendment regarding deferred tax on leases and decommissioning obligations. This amendment is mandatory for annual periods beginning on or after January 1, 2023 under IFRS-IASB.

-
IAS 16. Amendments prohibiting a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. This amendment is mandatory for annual periods beginning on or after January 1, 2022 under IFRS-IASB.

The Company does not anticipate any significant impact on the Consolidated Condensed Interim Financial Statements derived from the application of the new standards and amendments that will be effective for annual periods beginning on or after January 1, 2022, although it is currently still in the process of evaluating such application.

Use of estimates

Some of the accounting policies applied require the application of significant judgment by management to select the appropriate assumptions to determine these estimates. These assumptions and estimates are based on the Company´s historical experience, advice from experienced consultants, forecasts and other circumstances and expectations as of the close of the financial period. The assessment is considered in relation to the global economic situation of the industries and regions where the Company operates, taking into account future development of its businesses. By their nature, these judgments are subject to an inherent degree of uncertainty; therefore, actual results could materially differ from the estimates and assumptions used. In such cases, the carrying values of assets and liabilities are adjusted.

The most critical accounting policies, which require significant management estimates and judgment are as follows:

●	Assessment of contracted concessional agreements.

●	Impairment of contracted concessional assets.

●	Assessment of control.

●	Derivative financial instruments and fair value estimates.

●	Income taxes and recoverable amount of deferred tax assets.

As of the date of preparation of these Consolidated Condensed Interim Financial Statements, no relevant changes in estimates made are anticipated and, therefore, no significant changes in the value of assets and liabilities recognized at September 30, 2021, are expected.

Although these estimates and assumptions are being made using all available facts and circumstances, it is possible that future events may require management to amend such estimates and assumptions in future periods. Changes in accounting estimates are recognized prospectively, in accordance with IAS 8, in the consolidated income statement of the period in which the change occurs.

Note 3. - Financial risk management

Atlantica’s activities are exposed to various financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. Risk is managed by the Company’s Risk, Finance and Compliance Departments, which are responsible for identifying and evaluating financial risks, quantifying them by project, region and company, in accordance with mandatory internal management rules. Written internal policies exist for global risk management, as well as for specific areas of risk. In addition, there are official written management regulations regarding key controls and control procedures for each company and the implementation of these controls is monitored through internal audit procedures.

These Consolidated Condensed Interim Financial Statements do not include all financial risk management information and disclosures required for annual financial statements and should be read together with the information included in Note 3 to Atlantica’s annual consolidated financial statements as of December 31, 2020 included in the 2020 20-F.

Note 4. - Financial information by segment

Atlantica’s segment structure reflects how management currently makes financial decisions and allocates resources. Its operating and reportable segments are based on the following geographies where the contracted concessional assets are located: North America, South America and EMEA. In addition, based on the type of business, as of September 30, 2021, the Company had the following business sectors: Renewable energy, Efficient natural gas and Heat, Transmission lines and Water. The business sector “Efficient natural gas” has been renamed “Efficient natural gas and Heat” in these Consolidated Condensed Interim Financial Statements as it includes the Calgary District Heating asset acquired in May 2021 (Note 5).

Atlantica’s Chief Operating Decision Maker (CODM), which is the CEO, assesses the performance and assignment of resources according to the identified operating segments. The CODM considers the revenue as a measure of the business activity and the Adjusted EBITDA as a measure of the performance of each segment. Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these Consolidated Condensed Interim Financial Statements.

In order to assess performance of the business, the CODM receives reports of each reportable segment using revenue and Adjusted EBITDA. Net interest expense evolution is assessed on a consolidated basis. Financial expense and amortization are not taken into consideration by the CODM for the allocation of resources.

In the nine-month period ended September 30, 2021, Atlantica had two customers with revenues representing more than 10% of total revenue, both in the renewable energy business sector. In the nine-month period ended September 30, 2020, Atlantica had four customers with revenues representing more than 10% of the total revenue, three in the renewable energy and one in the efficient natural gas and heat business sectors.

a)	The following tables show Revenue and Adjusted EBITDA by operating segments and business sectors for the nine-month periods ended September 30, 2021 and 2020:

	Revenue		Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Geography	2021	2020	2021	2020
North America	308,661	267,688	233,810	233,201
South America	117,129	112,019	90,626	89,749
EMEA	514,628	389,027	293,601	286,622
Total	940,418	768,734	618,037	609,572

	Revenue		Adjusted EBITDA
	For the nine-month period ended September 30,		For the nine-month period ended September 30,
	($ in thousands)
Business sector	2021	2020	2021	2020
Renewable energy	725,756	579,230	458,170	456,420
Efficient natural gas & Heat	93,524	80,118	73,527	72,412
Transmission lines	80,428	79,229	64,243	64,039
Water	40,710	30,157	22,097	16,701
Total	940,418	768,734	618,037	609,572

The reconciliation of segment Adjusted EBITDA with the profit attributable to the Company is as follows:

	For the nine-month period ended September 30, ($ in thousands)
	2021	2020
Profit/(loss) attributable to the Company	(18,166)	61,209
Profit/(loss) attributable to non-controlling interests	11,720	(3,042)
Income tax	42,390	25,079
Share of (profit)/loss of associates carried under the equity method	(4,245)	2,248
Financial expense, net	251,422	221,911
Depreciation, amortization, and impairment charges	334,916	302,166
Total segment Adjusted EBITDA	618,037	609,572

b)	The assets and liabilities by operating segments (and business sector) as of September 30, 2021 and December 31, 2020 are as follows:

Assets and liabilities by geography as of September 30, 2021:

	North America	South America	EMEA	Balance as of September 30, 2021
	($ in thousands)
Assets allocated
Contracted concessional assets	3,396,242	1,219,002	3,558,673	8,173,917
Investments carried under the equity method	256,250	13	40,699	296,762
Current financial investments	135,664	27,846	44,291	207,801
Cash and cash equivalents (project companies)	242,677	79,908	362,014	684,599
Subtotal allocated	4,030,633	1,326,769	4,005,677	9,363,079
Unallocated assets
Other non-current assets				253,170
Other current assets (including cash and cash equivalents at holding company level)				436,369
Subtotal unallocated				689,539
Total assets				10,052,618

	North America	South America	EMEA	Balance as of September 30, 2021
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,843,700	902,983	2,532,197	5,278,880
Grants and other liabilities	1,066,410	14,399	190,651	1,271,460
Subtotal allocated	2,910,110	917,382	2,722,848	6,550,340
Unallocated liabilities
Long-term and short-term corporate debt				1,030,079
Other non-current liabilities				552,251
Other current liabilities				158,359
Subtotal unallocated				1,740,689
Total liabilities				8,291,029
Equity unallocated				1,761,589
Total liabilities and equity unallocated				3,502,278
Total liabilities and equity				10,052,618

Assets and liabilities by geography as of December 31, 2020:

	North America	South America	EMEA	Balance as of December 31, 2020
	($ in thousands)
Assets allocated
Contracted concessional assets	3,073,785	1,211,952	3,869,681	8,155,418
Investments carried under the equity method	74,660	-	41,954	116,614
Current financial investments	129,264	27,836	42,984	200,084
Cash and cash equivalents (project companies)	206,344	70,861	255,530	532,735
Subtotal allocated	3,484,053	1,310,649	4,210,149	9,004,851
Unallocated assets
Other non-current assets				242,044
Other current assets (including cash and cash equivalents at holding company level)				691,459
Subtotal unallocated				933,503
Total assets				9,938,354

	North America	South America	EMEA	Balance as of December 31, 2020
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	1,623,284	902,500	2,711,830	5,237,614
Grants and other liabilities	1,078,974	11,355	139,438	1,229,767
Subtotal allocated	2,702,258	913,855	2,851,268	6,467,381
Unallocated liabilities
Long-term and short-term corporate debt				993,725
Other non-current liabilities				589,107
Other current liabilities				147,260
Subtotal unallocated				1,730,092
Total liabilities				8,197,473
Equity unallocated				1,740,881
Total liabilities and equity unallocated				3,470,973
Total liabilities and equity				9,938,354

Assets and liabilities by business sector as of September 30, 2021:

	Renewable energy	Efficient natural gas & Heat	Transmission lines	Water	Balance as of September 30, 2021
	($ in thousands)
Assets allocated
Contracted concessional assets	6,662,219	526,877	814,825	169,996	8,173,917
Investments carried under the equity method	250,104	8,745	-	37,913	296,762
Current financial investments	4,531	135,375	27,705	40,190	207,801
Cash and cash equivalents (project companies)	563,034	51,804	52,975	16,787	684,599
Subtotal allocated	7,479,887	722,801	895,505	264,886	9,363,079
Unallocated assets
Other non-current assets					253,170
Other current assets (including cash and cash equivalents at holding company level)					436,369
Subtotal unallocated					689,539
Total assets					10,052,618

	Renewable energy	Efficient natural gas & Heat	Transmission lines	Water	Balance as of September 30, 2021
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	4,073,826	485,198	617,690	102,166	5,278,880
Grants and other liabilities	1,251,956	11,352	5,833	2,319	1,271,460
Subtotal allocated	5,325,782	496,550	623,523	104,485	6,550,340
Unallocated liabilities
Long-term and short-term corporate debt					1,030,079
Other non-current liabilities					552,251
Other current liabilities					158,359
Subtotal unallocated					1,740,689
Total liabilities					8,291,029
Equity unallocated					1,761,589
Total liabilities and equity unallocated					3,502,278
Total liabilities and equity					10,052,618

Assets and liabilities by business sector as of December 31, 2020:

	Renewable energy	Efficient natural gas & Heat	Transmission lines	Water	Balance as of December 31, 2020
	($ in thousands)
Assets allocated
Contracted concessional assets	6,632,611	502,285	842,595	177,927	8,155,418
Investments carried under the equity method	61,866	15,514	30	39,204	116,614
Current financial investments	6,530	124,872	27,796	40,886	200,084
Cash and cash equivalents (project companies)	397,465	67,955	46,045	21,270	532,735
Subtotal allocated	7,098,472	710,626	916,466	279,287	9,004,851
Unallocated assets
Other non-current assets					242,044
Other current assets (including cash and cash equivalents at holding company level)					691,459
Subtotal unallocated					933,503
Total assets					9,938,354

	Renewable energy	Efficient natural gas & Heat	Transmission lines	Water	Balance as of December 31, 2020
	($ in thousands)
Liabilities allocated
Long-term and short-term project debt	3,992,512	504,293	625,203	115,606	5,237,614
Grants and other liabilities	1,221,176	108	6,040	2,443	1,229,767
Subtotal allocated	5,213,688	504,401	631,243	118,049	6,467,381
Unallocated liabilities
Long-term and short-term corporate debt					993,725
Other non-current liabilities					589,107
Other current liabilities					147,260
Subtotal unallocated					1,730,092
Total liabilities					8,197,473
Equity unallocated					1,740,881
Total liabilities and equity unallocated					3,470,973
Total liabilities and equity					9,938,354

c)	The amount of depreciation, amortization and impairment charges recognized for the nine-month periods ended September 30, 2021 and 2020 are as follows:

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by geography	2021	2020
	($ in thousands)
North America	(119,196)	(162,803)
South America	(43,388)	(26,624)
EMEA	(172,332)	(112,739)
Total	(334,916)	(302,166)

	For the nine-month period ended September 30,
Depreciation, amortization and impairment by business sectors	2021	2020
	($ in thousands)
Renewable energy	(334,513)	(253,617)
Efficient natural gas & Heat	22,956	(23,616)
Transmission lines	(24,194)	(24,236)
Water	836	(697)
Total	(334,916)	(302,166)

Note 5. – Business combinations

For the nine-month period ended September 30, 2021

On January 6, 2021, the Company completed its second investment through its Chilean renewable energy platform in a 40 MW solar PV plant, Chile PV 2, located in Chile, for approximately $5 million. Atlantica has control over Chile PV 2 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile PV 2 has been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations, showing 65% of non-controlling interests.

On January 8, 2021, the Company completed the purchase of an additional 42.5% stake in Rioglass, a supplier of spare parts and services to the solar industry, increasing its stake from 15% to 57.5% and gaining control over the business under IFRS 10, Consolidated Financial Statements. The purchase price paid was $8.4 million, and the Company paid an additional $3.6 million (deductible from the final payment) for an option to acquire the remaining 42.5% under the same conditions until September 2021. On July 22, 2021, the Company exercised the option for $4.8 million, becoming the sole shareholder of the entity. Rioglass is included within the Renewable energy sector and the EMEA geography. The acquisition of Rioglass has been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations.

On April 7, 2021, the Company closed the acquisition of Coso, a 135 MW renewable asset in California. The purchase price paid was $130 million. Atlantica has control over Coso under IFRS 10, Consolidated Financial Statements and its acquisition has been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations. Coso is included within the Renewable energy sector and the North America geography.

On May 14, 2021, the Company closed the acquisition of Calgary District Heating, a district heating asset of approximately 55 MWt in Canada. The purchase price paid was approximately $22.5 million. The acquisition has been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations. Calgary District Heating is included within the Efficient natural gas and Heat sector and the North America geography.

On August 6, 2021, the Company closed the acquisition of Agrisun and Re Sole, two solar PV plants in Italy with a combined capacity of 3.7 MW for a total equity investment of $9 million. The acquisition has been accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations. These assets are included within the Renewable Energy sector and the EMEA geography.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

	Business combinations for the nine-month period ended September 30, 2021
	($ in thousands)
	Coso	Other	Total
Contracted concessional assets	381,160	125,858	507,018
Deferred tax asset	-	4,526	4,526
Other non-current assets	11,024	2,062	13,086
Cash & cash equivalents	6,363	13,976	20,339
Other current assets	16,371	45,900	62,271
Non-current Project debt	(248,544)	(38,804)	(287,348)
Current Project debt	(13,415)	(24,167)	(37,582)
Deferred tax liabilities	-	(771)	(771)
Other current and non-current liabilities	(22,959)	(63,933)	(86,892)
Non-controlling interests	-	(8,287)	(8,287)
Total net assets acquired at fair value	130,000	56,360	186,360
Asset acquisition – purchase price paid	(130,000)	(53,312)	(183,312)
Fair value of previously held 15% stake in Rioglass	-	(3,048)	(3,048)
Net result of business combinations	-	-	-

The purchase price equals the fair value of the net assets acquired.

The allocation of the purchase price is provisional as of September 30, 2021 and amounts indicated above may be adjusted during the measurement period to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized as of September 30, 2021. The measurement period will not exceed one year from the acquisition dates. In April and May 2021, the provisional period for the purchase price allocation of Chile PV 1 and Tenes, respectively, closed and did not result in significant adjustments to the initial amounts recognized.

The amount of revenue contributed by the acquisitions performed during the nine-month period ended September 30, 2021 to the Consolidated Condensed Interim Financial Statements of the Company as of September 30, 2021 is $126 million, and the amount of loss after tax is $4.7 million. Had the acquisitions been consolidated from January 1, 2021, the consolidated statement of comprehensive income would have included additional revenue of $14.8 million and additional profit after tax of $1.8 million.

For the year ended December 31, 2020

On April 3, 2020, the Company completed the first investment made through the renewable energy platform it created in Chile with financial partners, which comprised a 55 MW solar PV plant, Chile PV 1, located in Chile for approximately $4 million. Atlantica has control over Chile PV 1 under IFRS 10, Consolidated Financial Statements. The acquisition of Chile PV 1 was accounted for in these Consolidated Condensed Interim Financial Statements in accordance with IFRS 3, Business Combinations, showing 65% of non-controlling interest.

On May 31, 2020, the Company obtained control over the Board of Directors of Befesa Agua Tenes which owns a 51% stake in Tenes, a water desalination plant in Algeria, and therefore controls the asset. The total investment, in the form of a secured loan agreement to be reimbursed through a full cash-sweep of all the dividends to be received from the asset, amounted to approximately $19 million as of May 31, 2020. The acquisition was accounted for in these Consolidated Condensed Interim Financial Statements of Atlantica, in accordance with IFRS 3, Business Combinations, showing 49% of non-controlling interests.

The fair value of assets and liabilities consolidated at the effective acquisition date is shown in the following table:

Business combinations for the year-ended December 31, 2020
($ in thousands)
Contracted concessional assets	172,321
Other non-current assets	355
Cash & cash equivalents	17,646
Other current assets	31,422
Non-current Project debt	(149,585)
Current Project debt	(8,680)
Other current and non-current liabilities	(15,561)
Non-controlling interests	(25,308)
Total net assets acquired at fair value	22,610
Asset acquisition - purchase price	(22,610)
Net result of business combinations	-

The purchase price equals the fair value of the net assets acquired.

The allocation of the purchase prices is provisional until one year from the acquisition dates. No significant adjustments were made in 2021 to the fair value of assets and liabilities at the effective acquisition date during the measurement period.

The amount of revenue contributed by the acquisitions performed during 2020 to the consolidated financial statements of the Company for the year 2020 was $22.5 million, and the amount of profit after tax was $6.3 million. Had the acquisitions been consolidated from January 1, 2020, the consolidated statement of comprehensive income would have included additional revenue of $14.7 million and additional profit after tax of $3.7 million.

 Note 6. - Contracted concessional assets

The detail of contracted concessional assets included in the heading ‘Contracted concessional assets’ as of September 30, 2021 and December 31, 2020 is as follows:

	Financial assets under IFRIC 12	Financial assets under IFRS 16	Intangible assets under IFRIC 12	Intangible assets under IFRS 16 (Lessee)	Other intangible assets under IAS 38	Property, plant and equipment under IAS 16	Balance as of September 30, 2021
	($ in thousands)
Contracted concessional assets cost	891,757	2,895	9,292,599	78,781	21,467	837,960	11,125,459
Amortization and impairment	(64,076)	-	(2,706,477)	(12,602)	(7,269)	(161,118)	(2,951,542)
Total	827,681	2,895	6,586,122	66,179	14,198	676,842	8,173,917

	Financial assets under IFRIC 12	Financial assets under IFRS 16	Intangible assets under IFRIC 12	Intangible assets under IFRS 16 (Lessee)	Other intangible assets under IAS 38	Property, plant and equipment under IAS 16	Balance as of December 31, 2020
	($ in thousands)
Contracted concessional assets cost	936,837	2,941	9,467,309	66,230	13,800	336,920	10,824,037
Amortization and impairment	(87,689)	-	(2,442,520)	(10,060)	(6,111)	(122,240)	(2,668,619)
Total	849,149	2,941	7,024,789	56,170	7,689	214,680	8,155,418

Contracted concessional assets include fixed assets related to service concession arrangements recorded in accordance with IFRIC 12, except for Palmucho, which is recorded in accordance with IFRS 16, and PS10, PS20, Seville PV, Mini-Hydro, Chile TL3, ATN Expansion 2, Chile PV 1, Chile PV 2, Calgary, Coso, Agrisun and Re Sole, which are recorded as property plant and equipment in accordance with IAS 16.

The increase in the contracted concessional assets cost is primarily due to business combinations for a total amount of $507 million (Note 5), partially offset by the lower value of the Euro denominated assets since the exchange rate of the Euro decreased against the U.S. dollar since December 31, 2020.

Considering the delays in the improvements and replacements that the Company is carrying out in the storage system in Solana and their impact on production in 2021, as well as an increase in the discount rate, the Company identified an impairment triggering event, in accordance with IAS 36, Impairment of assets. As a result, an impairment test has been performed which resulted in the recording of an impairment loss of $43,079 thousand as of September 30, 2021.

The impairment has been recorded within the line “Depreciation, amortization and impairment charges” of the consolidated condensed interim income statement, decreasing the amount of “Contracted concessional assets” pertaining to the Renewable energy sector and the North America geography. The recoverable amount considered is the value in use and amounts to $943,255 thousand for Solana, as of September 30, 2021. A specific discount rate has been used in each year considering changes in the debt/equity leverage ratio over the useful life of this project, resulting in the use of a range of discount rates between 4.5% and 5.0%.

An adverse change in the key assumptions which are individually used for the valuation could lead to future impairment recognition; specifically, a 5% decrease in generation over the entire remaining useful life (PPA) of the project would generate an additional impairment of approximately $69 million. An increase of 50 basis points in the discount rate would lead to an additional impairment of approximately $41 million.

In addition, changes in the provision for expected credit losses under IFRS 9, Financial instruments, were recorded during the nine-month periods ended September 30, 2021 and 2020. The impairment provision based on the expected credit losses on contracted concessional financial assets decreased by $24 million in the nine-month period ended September 30, 2021 (an increase of $29 million in the nine-month period ended September 30, 2020), primarily in ACT following an improvement of its client’s credit risk metrics.

Note 7. - Investments carried under the equity method

The table below shows the breakdown of the investments held in associates as of September 30, 2021 and December 31, 2020:

	Balance as of September 30, 2021	Balance as of December 31, 2020
	($ in thousands)
2007 Vento II, LLC	199,280	-
Evacuación Valdecaballeros, S.L.	996	976
Myah Bahr Honaine, S.P.A.	37,913	39,204
Pectonex, R.F. Proprietary Limited	1,517	1,587
Ca Ku A1, S.A.P.I. de CV (PTS)	-	30
Windlectric Inc	48,025	59,116
Pemcorp SAPI de CV	8,745	15,514
Other renewable energy associates	286	186
Total	296,762	116,614

2007 Vento II, LLC, is the holding company of a 596 MW portfolio of wind assets in the U.S., 49% owned by Atlantica since June 16, 2021, and accounted for under the equity method in these Consolidated Condensed Interim Financial Statements (Note 1).

Myah Bahr Honaine, S.P.A., the project entity, is 51% owned by Geida Tlemcen, S.L., which is accounted for using the equity method in these Consolidated Condensed Interim Financial Statements. Geida Tlemcen, S.L. is 50% owned by Atlantica.

Windlectric Inc., the project entity, is 100% owned by Amherst Island Partnership, which is accounted for under the equity method in these Consolidated Condensed Interim Financial Statements.

Pemcorp SAPI de CV, Monterrey´s project entity, is 100% owned by Arroyo Netherlands II B.V., which is accounted for under the equity method in these Consolidated Condensed Interim Financial Statements. Arroyo Netherlands II B.V. is 30% owned by Atlantica.

The increase in investments carried under the equity method as of September 30, 2021, is primarily due to the investment in Vento II, which has been partially offset by the distributions received by Atlantica Yield Energy Solutions Canada Inc. (“AYES Canada”) from Amherst Island Partnership for $11.3 million. A significant portion of the distributions received from Amherst are distributed by the Company to its partner in this project (Note 13).

Note 8. - Financial investments

The detail of Non-current and Current financial investments as of September 30, 2021 and December 31, 2020 is as follows:

	Balance as of September 30, 2021	Balance as of December 31, 2020
	($ in thousands)
Fair Value through OCI (Investment in Ten West link)	14,459	12,896
Fair Value through Profit and Loss (Investment in Rioglass)	-	2,687
Derivative assets (Note 9)	5,038	1,099
Other receivable accounts at amortized cost	69,369	73,072
Total non-current financial investments	88,866	89,754
Contracted concessional financial assets	188,111	178,198
Derivative assets (Note 9)	1,780	460
Other receivable accounts at amortized cost	17,910	21,426
Total current financial investments	207,801	200,084

The investment in Ten West Link is a 12.5% interest in a 114-mile transmission line in the United States.

The investment in Rioglass corresponded to a 15.12% equity interest as of December 31, 2020. The Company gained control over the business in January 2021, which is fully consolidated since then in these Consolidated Condensed Interim Financial Statements as of September 30, 2021 (Note 5).

Note 9. - Derivative financial instruments

The breakdowns of the fair value amount of the derivative financial instruments as of September 30, 2021 and December 31, 2020 are as follows:

	Balance as of September 30, 2021		Balance as of December 31, 2020
	($ in thousands)
	Assets	Liabilities	Assets	Liabilities
Interest rate cash flow hedge	4,101	237,664	898	302,302
Foreign exchange derivatives instruments	2,717	-	661	-
Notes conversion option (Note 14)	-	11,975	-	25,882
Total	6,818	249,639	1,559	328,184

The derivatives are primarily interest rate cash flow hedges. All are classified as non-current assets or non-current liabilities, as they hedge long-term financing agreements.

The net amount of the fair value of interest rate derivatives designated as cash flow hedges transferred to the consolidated condensed income statement is a loss of $44.6 million for the nine-month period ended September 30, 2021 (loss of $43.8 million for the nine-month period ended September 30, 2020).

The after-tax results accumulated in equity in connection with derivatives designated as cash flow hedges as of September 30, 2021 and December 31, 2020 amount to a profit of $147.9 million and $96.6 million, respectively.

Additionally, the Company owns the following derivatives instruments:

-
currency options with leading international financial institutions, which guarantee minimum Euro-U.S. dollar exchange rates. The strategy of the Company is to hedge the exchange rate for the distributions from its Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, the Company hedges 100% of its euro-denominated net exposure for the next 12 months and 75% of its euro denominated net exposure for the following 12 months, on a rolling basis. Hedge accounting is not applied to these options.

-
the conversion option of the Green Exchangeable Notes issued in July 2020 (Note 14), with a negative fair value of $12.0 million as of September 30, 2021 recorded as a derivative liability (derivative liability of $25.9 million as of December 31, 2020).

Note 10. - Fair value of financial instruments

Financial instruments measured at fair value are classified based on the nature of the inputs used for the calculation of fair value:

●	Level 1: Inputs are quoted prices in active markets for identical assets or liabilities.

●
Level 2: Fair value is measured based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

●	Level 3: Fair value is measured based on unobservable inputs for the asset or liability.

As of September 30, 2021, all the financial instruments measured at fair value correspond to derivatives and have been classified as Level 2, except for the investments held in Ten West Link, which has been classified as Level 3. As of December 31, 2020, these Consolidated Condensed Interim Financial Statements also included the investment in Rioglass (Note 8), which was classified as Level 3.

Note 11. - Related parties

The related parties of the Company are primarily Algonquin and its subsidiaries, non-controlling interests (Note 13), entities accounted for under the equity method (Note 7), as well as the Directors and the Senior Management of the Company.

Details of balances with related parties as of September 30, 2021 and December 31, 2020 are as follows:

	Balance as of September 30,	Balance as of December 31,
	($ in thousands)
	2021	2020

Credit receivables (current)	20,101	23,067
Credit receivables (non-current)	15,182	10,082
Total receivables from related parties	35,283	33,149

Credit payables (current)	6,379	18,477
Credit payables (non-current)	5,700	6,810
Total payables to related parties	12,079	25,287

Current credit receivables as of September 30, 2021 mainly correspond to the short-term portion of the loan to Arroyo Netherland II B.V., the holding company of Pemcorp SAPI de CV., Monterrey´s project entity (Note 7) for $16.9 million ($15.5 million as of December 31, 2020).

Non-current credit receivables as of September 30, 2021 and December 31, 2020 correspond to the long-term portion of the loan to Arroyo Netherland II B.V.

Credit payables relate to debts with non-controlling partners in Kaxu, Solaben 2 & 3 and Solacor 1 & 2 for an amount of $9.6 million as of September 30, 2021 ($21.1 million as of December 31, 2020). The decrease is primarily due to debt repayment at Kaxu. Current credit payables also include the dividend to be paid by AYES Canada to Algonquin for $2.4 million as of September 30, 2021 ($4.2 million as of December 31, 2020).

The transactions carried out by entities included in these Consolidated Condensed Interim Financial Statements with related parties, for the nine-month periods ended September 30, 2021 and 2020 have been as follows:

	For the nine-month period ended September 30,
	2021	2020
	($ in thousands)
Financial income	1,547	1,493
Financial expenses	(89)	(119)

Note 12. - Trade and other receivables

Trade and other receivables as of September 30, 2021 and December 31, 2020, consist of the following:

	Balance as of September 30,	Balance as of December 31,
	2021	2020
	($ in thousands)
Trade receivables	236,406	258,088
Tax receivables	56,554	50,663
Prepayments	22,616	12,074
Other accounts receivable	8,691	10,910
Total	324,267	331,735

The decrease in trade receivables is primarily due to payments received from Pemex in ACT, partially offset by the increase due to business combinations for a total amount of $28 million (Note 5).

The increase in prepayments is primarily due to the timing of insurance payments.

As of September 30, 2021, and December 31, 2020, the fair value of trade and other receivables accounts does not differ significantly from its carrying value.

Note 13. - Equity

As of September 30, 2021, the share capital of the Company amounts to $11,147,726 represented by 111,477,263 ordinary shares fully subscribed and disbursed with a nominal value of $0.10 each, all in the same class and series. Each share grants one voting right.

Algonquin owns 43.9% of the shares of the Company and is its largest shareholder as of September 30,2021.

On December 11, 2020 the Company closed an underwritten public offering of 5,069,200 ordinary shares, including 661,200 ordinary shares sold pursuant to the full exercise of the underwriters’ over-allotment option, at a price of $33 per new share. Gross proceeds were approximately $167 million. Given that the offering was issued through a subsidiary in Jersey, which became wholly owned by the Company at closing, and subsequently liquidated, the premium on issuance was credited to a merger reserve account (Capital reserves), net of issuance costs, for $161 million. Additionally, Algonquin committed to purchase 4,020,860 ordinary shares in a private placement in order to maintain its previous equity ownership of 44.2% in the Company. The private placement closed on January 7, 2021. Gross proceeds were approximately $133 million.

During the first quarter of 2021, the Company changed the accounting treatment applied to its existing long-term incentive plans granted to employees from cash-settled to equity-settled in accordance with IFRS 2, Share-based Payment, as a result of incentives being settled in shares. The liability recognized for the rights vested by the employees under such plans at the date of this change, was reclassified to equity within the line “Accumulated deficit” for approximately $9 million. The settlement in shares was approved by the Board of Directors on February 26, 2021, and the Company issued 141,482 new shares to its employees since then, to settle a portion of these plans.

On August 3, 2021, the Company established an “at-the-market program” (the “ATM”) and entered into the distribution agreement with J.P. Morgan Securities LLC, as sales agent, (the “Distribution Agreement”) under which the Company may offer and sell from time to time up to $150 million of its ordinary shares. The Company also entered into an agreement with Algonquin pursuant to which the Company has offered Algonquin the right but not the obligation, on a quarterly basis, to purchase a number of ordinary shares to maintain its percentage interest in Atlantica at the average price of the shares sold under the Distribution Agreement in the previous quarter (the “ATM Plan Letter Agreement”). During the third quarter of 2021, the Company issued and sold 644,059 shares at an average market price of $38.18 pursuant to its Distribution Agreement, representing net proceeds of $24 million.

Pursuant to the ATM Plan Letter Agreement, the Company will deliver a notice to Algonquin quarterly in order for them to exercise their rights thereunder.

Atlantica´s reserves as of September 30, 2021 are made up of the share premium account and capital reserves. The share premium account reduction by $200,000 thousand during the nine-month period ended September 30, 2021, increasing capital reserves by the same amount, was made effective upon the confirmation received from the High Court in the UK, pursuant to the Companies Act 2006.

Other reserves primarily include the change in fair value of cash flow hedges and its tax effect.

Accumulated currency translation differences primarily include the result of translating the financial statements of subsidiaries prepared in a foreign currency into the presentation currency of the Company, the U.S. dollar.

Accumulated deficit primarily includes results attributable to Atlantica.

Non-controlling interests fully relate to interests held by JGC in Solacor 1 and Solacor 2, by Idae in Seville PV, by Itochu Corporation in Solaben 2 and Solaben 3, by Algerian Energy Company, SPA and Sacyr Agua S.L. in Skikda , by Algerian Energy Company, SPA in Tenes, by Industrial Development Corporation of South Africa (IDC) and Kaxu Community Trust in Kaxu, by Algonquin Power Co. in AYES Canada, and by partners of the Company in the Chilean renewable energy platform in Chile PV 1 and Chile PV 2.

On February 26, 2021, the Board of Directors declared a dividend of $0.42 per share corresponding to the fourth quarter of 2020. The dividend was paid on March 22, 2021 for a total amount of $46.5 million.

On May 4, 2021, the Board of Directors declared a dividend of $0.43 per share corresponding to the first quarter of 2021. The dividend was paid on June 15, 2021 for a total amount of $47.7 million.

On July 30, 2021, the Board of Directors declared a dividend of $0.43 per share corresponding to the second quarter of 2021. The dividend was paid on September 15, 2021 for a total amount of $47.8 million.

In addition, the Company declared dividends to non-controlling interests, primarily to Algonquin (interests in Amherst through AYES Canada, see Note 7) for $11.1 million in the nine-month period ended September 30, 2021 ($10.7 million in the nine-month period ended September 30, 2020)

As of September 30, 2021, there was no treasury stock and there have been no transactions with treasury stock during the nine-month period then ended.

Note 14. - Corporate debt

The breakdown of corporate debt as of September 30, 2021 and December 31, 2020 is as follows:

	Balance as of September 30,	Balance as of December 31,
	2021	2020
	($ in thousands)
Non-current	1,009,128	970,077
Current	20,951	23,648
Total Corporate Debt	1,030,079	993,725

On July 20, 2017, the Company signed a credit facility (the “2017 Credit Facility”) for up to €10 million, approximately $11.6 million, which is available in euros or U.S. dollars. Amounts drawn down accrue interest at a rate per year equal to EURIBOR plus 2% or LIBOR plus 2%, depending on the currency, with a floor of 0% on the LIBOR and EURIBOR. As of September 30, 2021, and December 31, 2020, the 2017 Credit Facility was fully available. The credit facility maturity is July 1, 2023.

On May 10, 2018, the Company entered into the Revolving Credit Facility for $215 million with a syndicate of banks. Amounts drawn down accrue interest at a rate per year equal to (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to the leverage ratio of the Company, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. Federal funds brokers on such day plus ½ of 1.00%, (ii) the U.S. prime rate and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to the leverage ratio of the Company, ranging between 0.60% and 1.00%. Letters of credit may be issued using up to $100 million of the Revolving Credit Facility. During 2019, the amount of the Revolving Credit Facility increased from $215 million to $425 million and the maturity was extended to December 31, 2022. In the first quarter of 2021, the Company increased the amount of the Revolving Credit Facility from $425 million to $450 million and the maturity has been extended to December 31, 2023. On September 30, 2021, the Company had issued letters of credit for $10 million and had drawn down $15 million, therefore, $425 million of the Revolving Credit Facility are available ($415 million as of December 31, 2020).

On April 30, 2019, the Company entered into the Note Issuance Facility 2019, a senior unsecured note facility with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €268 million, approximately $310 million, with maturity date on April 30, 2025. Interest accrues at a rate per annum equal to the sum of 3-month EURIBOR plus 4.50%. The interest rate on the Note Issuance Facility 2019 is fully hedged by an interest rate swap resulting in the Company paying a net fixed interest rate of 4.24%. The Note Issuance Facility 2019 provided that the Company may capitalize interest on the notes issued thereunder for a period of up to two years from closing at the Company´s discretion, subject to certain conditions, and the Company elected to capitalize such interest until the end of 2020. The Note Issuance Facility 2019 has been fully repaid on June 4, 2021, and subsequently delisted from the Official List of The International Stock Exchange.

On October 8, 2019, the Company filed a euro commercial paper program (the “Commercial Paper”) with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and was extended for another twelve-month period on October 8, 2020. The program allowed Atlantica to issue short term notes over the next twelve months for up to €50 million (approximately $58 million), with such notes having a tenor of up to two years. As of September 30, 2021, the Company had €11.5 million (approximately $13.3 million) issued and outstanding under the program at an average cost of 0.53% (€17.4 million, approximately $20.1 million, as of December 31, 2020).

On April 1, 2020, the Company closed the secured 2020 Green Private Placement for €290 million (approximately $336 million). The private placement accrues interest at an annual 1.96% interest rate, payable quarterly and has a June 2026 maturity.

On July 8, 2020, the Company entered into the Note Issuance Facility 2020, a senior unsecured financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of approximately $162 million, which is denominated in euros (€140 million). The Note Issuance Facility 2020 was issued on August 12, 2020, accrues annual interest of 5.25%, payable quarterly and has a maturity of seven years from the closing date.

On July 17, 2020, the Company issued the Green Exchangeable Notes for $100 million in aggregate principal amount of 4.00% convertible bonds due in 2025. On July 29, 2020, the Company closed an additional $15 million aggregate principal amount in. The notes mature on July 15, 2025 and bear interest at a rate of 4.00% per annum. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial exchange price of $34.36 per ordinary share. Noteholders may exchange their notes at their option, at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. On or after April 15, 2025, noteholders may exchange their notes at any time. Upon exchange, the notes may be settled, at the election of the Company, into Atlantica ordinary shares, cash or a combination thereof. The exchange rate is subject to adjustment upon the occurrence of certain events.

As per IAS 32, “Financial Instruments: Presentation”, the conversion option of the Green Exchangeable Notes is an embedded derivative classified within the line “Derivative liabilities” of these Consolidated Condensed Interim Financial Statements (Note 9). It was initially valued at the transaction date for $10 million, and prospective changes to its fair value are accounted for directly through the profit and loss statement. The principal element of the Green Exchangeable Notes, classified within the line “Corporate debt” of these Consolidated Condensed Interim Financial Statements, is initially valued as the difference between the consideration received from the holders of the instrument and the value of the embedded derivative, and thereafter, at amortized cost using the effective interest method as per IFRS 9, “Financial Instruments”.

On December 4, 2020, the Company entered into a loan with a bank (Bank loan) for €5 million, approximately $5.8 million. The Bank loan accrues interest at a rate per year equal to 2.50%. The maturity date is December 4, 2025.

On May 18, 2021, the Company issued the Green Senior Notes due in 2028 in an aggregate principal amount of $400 million. The notes mature on May 15, 2028 and bear interest at a rate of 4.125% per annum payable on June 15 and December 15 of each year, commencing December 15, 2021.

The repayment schedule for the corporate debt as of September 30, 2021 is as follows:

	Remainder of 2021	Between January and September 2022	Between October and December 2022	2023	2024	2025	Subsequent years	Total
	($ in thousands)
2017 Credit Facility	20	-	-	-	-	-	-	20
Revolving Credit Facility	12	-	-	13,631	-	-	-	13,643
Commercial Paper	9,262	4,026	-	-	-	-	-	13,288
2020 Green Private Placement	329	-	-	-	-	-	333,022	333,351
Note Issuance Facility 2020	-	-	-	-	-	-	158,551	158,551
Green Exchangeable Notes	967	-	-	-	-	103,963	-	104,930
Bank loan	10	-	-	1,930	1,930	1,894	-	5,764
Green Senior Notes	6,325	-	-	-	-	-	394,207	400,532
Total	16,925	4,026	-	15,561	1,930	105,857	885,780	1,030,079

The repayment schedule for the corporate debt as of December 31, 2020 was as follows:

	2021	2022	2023	2024	2025	Subsequent years	Total
	($ in thousands)
2017 Credit Facility	41	-	-	-	-	-	41
Notes Issuance Facility 2019	-	-	-	-	343,999	-	343,999
Commercial Paper	21,224	-	-	-	-	-	21,224
2020 Green Private Placement	289	-	-	-	-	351,026	351,315
Note Issuance Facility 2020	-	-	-	-	-	166,846	166,846
Green Exchangeable Notes	2,083	-	-	-	102,144	-	104,227
Bank loan	11	-	2,036	2,036	1,990	-	6,073
Total	23,648	-	2,036	2,036	448,133	517,872	993,725

Note 15. - Project debt

This note shows the project debt linked to the contracted concessional assets included in Note 6 of these Consolidated Condensed Interim Financial Statements.

Project debt is generally used to finance contracted assets, exclusively using as guarantee the assets and cash flows of the company or group of companies carrying out the activities financed. In addition, the cash of the Company´s projects includes funds held to satisfy the customary requirements of certain non-recourse debt agreements and other restricted cash for an amount of $287 million as of September 30, 2021 ($280 million as of December 31, 2020).

The breakdown of project debt for both non-current and current liabilities as of September 30, 2021 and December 31, 2020 is as follows:

	Balance as of September 30,	Balance as of December 31,
	2021	2020
	($ in thousands)
Non-current	4,568,387	4,925,268
Current	710,493	312,346
Total Project debt	5,278,880	5,237,614

The increase in total project debt as of September 30, 2021 is primarily due to business combinations for a total amount of $325 million (Note 5), partially offset by the lower value of debt denominated in Euros given the depreciation of the Euro against the U.S. dollar since December 31, 2020, and the repayment of project debt for the period in accordance with the financing arrangements.

The Kaxu project financing arrangement contains cross-default provisions related to Abengoa such that debt defaults by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. The insolvency filing by the individual company Abengoa S.A. in February 2021 represents a theoretical event of default under the Kaxu project finance agreement. In September 2021, the Company obtained a waiver for such theoretical event of default which is conditional upon the replacement of the operation and maintenance supplier of the plant, which is currently an Abengoa subsidiary, before October 31, 2021. On November 4, 2021, the Company obtained an extension of the term for such replacement until January 31, 2022. Although the Company does not expect the acceleration of debt to be declared by the credit entities, as of September 30, 2021 Kaxu did not have what International Accounting Standards define as an unconditional right to defer the settlement of the debt for at least twelve months, as the cross-default provisions make that right conditional. Therefore, Kaxu total debt (Note 15) has been presented as current in the Consolidated Condensed Interim Financial Statements of the Company as of September 30, 2021 for an amount of $349 million, in accordance with International Accounting Standards 1 (“IAS 1”), “Presentation of Financial Statements”.

The repayment schedule for project debt in accordance with the financing arrangements and assuming there will be no acceleration of the Kaxu debt, as of September 30, 2021, is as follows and is consistent with the projected cash flows of the related projects:

Remainder of 2021
Interest payment	Nominal repayment	Between January and September 2022	Between October and December 2022	2023	2024	2025	Subsequent years	Total
($ in thousands)
59,366	163,975	166,131	163,122	359,313	373,083	504,196	3,489,692	5,278,880

The repayment schedule for project debt in accordance with the financing arrangements as of December 31, 2020, was as follows and was consistent with the projected cash flows of the related projects:

2021		2022	2023	2024	2025	Subsequent years	Total
($ in thousands)
Interest payment	Nominal repayment
19,287	293,059	328,364	355,806	371,548	508,843	3,360,707	5,237,614

Note 16. - Grants and other liabilities

	Balance as of September 30,	Balance as of December 31,
	2021	2020
	($ in thousands)
Grants	986,914	1,028,765
Other Liabilities	284,546	201,002
Grants and other non-current liabilities	1,271,460	1,229,767

As of September 30, 2021, the amount recorded in Grants primarily corresponds to the ITC Grant awarded by the U.S. Department of the Treasury to Solana and Mojave for a total amount of $650 million ($674 million as of December 31, 2020). The amount recorded in Grants as a liability is progressively recorded as other income over the useful life of the asset.

The remaining balance of the “Grants” account corresponds to loans with interest rates below market rates for Solana and Mojave for a total amount of $332 million ($352 million as of December 31, 2020). Loans with the Federal Financing Bank guaranteed by the Department of Energy for these projects bear interest at a rate below market rates for these types of projects and terms. The difference between proceeds received from these loans and its fair value, is initially recorded as “Grants” in the consolidated statement of financial position, and subsequently recorded progressively in “Other operating income”.

Total amount of income for these two types of grants for Solana and Mojave is $44.1 million and $44.2 million for the nine-month periods ended September 30, 2021 and 2020, respectively (Note 20).

Other liabilities primarily include $60 million of non-current finance lease liabilities and $125 million of dismantling provisions as of September 30, 2021 ($52 million and $88 million as of December 2020, respectively).

Note 17. - Trade payables and other current liabilities

Trade payables and other current liabilities as of September 30, 2021 and December 31, 2020 are as follows:

	Balance as of September 30,	Balance as of December 31,
	2021	2020
	($ in thousands)
Trade accounts payable	75,547	54,219
Down payments from clients	5,460	416
Other accounts payable	37,593	37,922
Total	118,600	92,557

Trade accounts payable mainly relate to the operation and maintenance of the plants.

Nominal values of trade payables and other current liabilities are considered to be approximately equal to fair values and the effect of discounting them is not significant.

Note 18. - Income Tax

The effective tax rate for the periods presented has been established based on Management’s best estimates, taking into account the tax treatment of permanent differences and tax credits.

For the nine-month period ended September 30, 2021, income tax amounted to a $42,390 thousand expense with respect to a profit before income tax of $35,944 thousand. In the nine-month period ended September 30, 2020, income tax amounted to a $25,079 thousand expense with respect to a profit before income tax of $83,246 thousand. The effective tax rate differs from the nominal tax rate mainly due to unrecognized tax loss carryforwards, provisions for potential tax contingencies and permanent tax differences in some jurisdictions.

Note 19. - Financial expense, net

Financial income and expenses

The following table sets forth financial income and expenses for the nine-month periods ended September 30, 2021 and 2020:

	For the nine-month period ended September 30,
Financial income	2021	2020
	($ in thousands)
Interest income from loans and credits	1,549	6,124
Interest rate gains on derivatives: cash flow hedges	299	288
Total	1,848	6,413

	For the nine-month period ended September 30,
Financial expenses	2021	2020
Expenses due to interest:	($ in thousands)
- Loans from credit entities	(180,898)	(186,769)
- Other debts	(51,167)	(56,578)
Interest rate losses on derivatives: cash flow hedges	(44,935)	(46,092)
Total	(277,000)	(289,439)

Interest from other debts is primarily interest on the notes issued by ATS, ATN, Solaben Luxembourg, Hypesol Solar Inversiones (the company financing the Helios projects), Atlantica Sustainable Infrastructure plc. and Atlantica Sustainable Infrastructure Jersey. The decrease in the nine-month period ended September 30, 2021 is primarily due to the acquisition of Liberty’s equity interest in Solana in August 2020, which was accounted for as a liability in these Consolidated Condensed Interim Financial Statements, in accordance with IAS 32.

Losses from interest rate derivatives designated as cash flow hedges primarily correspond to transfers from equity to financial expense when the hedged item impacts the consolidated income statement.

Net exchange differences

Net exchange differences primarily correspond to realized and unrealized exchange gains and losses on transactions in foreign currencies as part of the normal course of business of the Company.

Other financial income and expenses

The following table sets out Other financial income and expenses for the nine-month periods ended September 30, 2021, and 2020:

	For the nine-month period ended September 30,
Other financial income / (expenses)	2021	2020
	($ in thousands)
Other financial income	35,355	162,984
Other financial losses	(13,671)	(100,387)
Total	21,684	62,597

Other financial income in the nine-month period ended September 30, 2021, includes $5.6 million of income for non-monetary change to the fair value of derivatives of Kaxu for which hedge accounting is not applied, and $13.9 million income further to the change in the fair value of the conversion option of the Green Exchangeable Notes since December 2020 (Note 14). The decrease of other financial income is primarily due to the gain of $145 million further to the purchase of Liberty’s equity interest in Solana accounted for in the third quarter of 2020. Residual items primarily relate to interest on deposits and loans, including non-monetary changes to the amortized cost of such loans.

Other financial losses include guarantees and letters of credit, other bank fees, non-monetary changes to the fair value of derivatives for which hedge accounting is not applied and of financial instruments recorded at fair value through profit and loss, and other minor financial expenses. The decrease is primarily due to $72 million of financial expenses further to the refinancing of the Helios 1&2 debts accounted for in the third quarter of 2020.

Note 20.- Other operating income and expenses

The table below shows the detail of Other operating income and expenses for the nine-month periods ended September 30, 2021, and 2020:

Other operating income	For the nine-month period ended September 30,
	2021	2020
	($ in thousands)
Grants (Note 16)	44,449	44,256
Insurance proceeds and other	13,148	31,646
Total	57,597	75,902

Other operating expenses	For the nine-month period ended September 30,
	2021	2020
	($ in thousands)
Raw materials and consumables used	(64,756)	(4,919)
Leases and fees	(6,451)	(2,388)
Operation and maintenance	(117,750)	(77,133)
Independent professional services	(27,297)	(28,509)
Supplies	(25,270)	(20,433)
Insurance	(33,943)	(27,990)
Levies and duties	(25,948)	(30,523)
Other expenses	(19,457)	(5,740)
Total	(320,873)	(197,635)

The increase in Other operating expenses in 2021 is primarily due to the business combinations made effective during the nine-month period ended September 30, 2021 (Note 5).

Note 21. - Earnings per share

Basic earnings per share have been calculated by dividing the profit/(loss) attributable to equity holders by the average number of outstanding shares.

Diluted earnings per share for the nine-month period ended September 30, 2021 have been calculated considering the potential issuance of 3,347,305 shares on the settlement of the Green Exchangeable Notes (Note 14) and the potential issuance of 510,169 shares to Algonquin under the agreement signed on August 3, 2021, according to which Algonquin has the option, on a quarterly basis, to subscribe such number of shares to maintain its percentage in Atlantica in relation to the use of the ATM program (Note 13). Diluted earnings per share for the nine-month period ended September 30, 2020 was calculated considering the potential issuance of 3,347,305 shares on the settlement of the Green Exchangeable Notes.

Item	For the nine-month period ended September 30,
	2021	2020
	($ in thousands)
Profit/(loss) attributable to Atlantica	(18,166)	61,209
Average number of ordinary shares outstanding (thousands) - basic	110,749	101,602
Average number of ordinary shares outstanding (thousands) - diluted	114,156	102,499
Earnings per share for the period (U.S. dollar per share) - basic	(0.16)	0.60
Earnings per share for the period (U.S. dollar per share) - diluted	(0.16)	0.60

Note 22. - Subsequent events

On November 4, 2021, the company obtained an extension of the term for the replacement of the operation and maintenance supplier of the Kaxu plant until January 31, 2022 (Note 1).

On November 9, 2021, the Board of Directors of the Company approved a dividend of $0.435 per share, which is expected to be paid on December 15, 2021.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read together with, and is qualified in its entirety by reference to, our Consolidated Condensed Interim Financial Statements and our Annual Consolidated Financial Statements prepared in accordance with IFRS as issued by the IASB and other disclosures including the disclosures under “Part II. Item 1A. Risk Factors” and “Item 3.D – Risk Factors” in our Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, which are based on assumptions we believe to be reasonable. Our actual results could differ materially from those discussed in such forward-looking statements. The results shown here are not necessarily indicative of the results expected in any future period. Please see our Annual Report for additional discussion of various factors affecting our results of operations.

Overview

We are a sustainable infrastructure company with a majority of our business in renewable energy assets. In 2020, our renewable sector represented approximately 74% of our revenue, with solar energy representing approximately 70%. We complement our renewable assets portfolio with storage, efficient natural gas and heat and transmission infrastructure assets, as enablers of the transition towards a clean energy mix. We are also present in water infrastructure assets, a sector at the core of sustainable development. Our purpose is to support the transition towards a more sustainable world by investing in and managing sustainable infrastructure, while creating long-term value for our investors and the rest of our stakeholders.

As of the date of this quarterly report, we own or have an interest in a portfolio of diversified assets, both in terms of business sector and geographic footprint. Our portfolio consists of 36 assets with 2,022 MW of aggregate renewable energy installed generation capacity (of which approximately 71% is solar), 343 MW of efficient natural gas-fired power generation capacity, 55 MWt of district heating capacity, 1,166 miles of transmission lines and 17.5 M ft3 per day of water desalination.

We currently own and manage operating facilities in North America (United States, Canada and Mexico), South America (Peru, Chile, and Uruguay) and EMEA (Spain, Algeria and South Africa). We intend to expand our portfolio, while maintaining North America, South America and Europe as our core geographies.

Our assets generally have contracted revenue (regulated revenue in the case of our Spanish assets and one transmission line in Chile). We focus on long-life facilities, as well as long-term agreements that we expect to produce stable, long-term cash flows. As of September 30, 2021, our assets had a weighted average remaining contract life of approximately 16 years. Most of the assets we own, or which we hold an interest in, have project-finance agreements in place. We intend to grow our cash available for distribution and our dividend to shareholders through organic growth and by investing in new assets and/or businesses where revenue may not be fully contracted.

We believe we can achieve organic growth through the optimization of the existing portfolio, escalation factors at many of our assets and the expansion of current assets, particularly our transmission lines, to which new assets can be connected. Additionally, we should have repowering opportunities in certain existing renewable energy assets.

Additionally, we expect to acquire assets from third parties leveraging the local presence and network we have in geographies and sectors in which we operate. We have also entered into and intend to enter into agreements or partnerships with developers and asset owners to acquire assets. We also invest directly and through investment vehicles with partners in assets under development or construction. We have signed a ROFO agreement with AAGES, a joint venture created by Algonquin, a North American diversified generation, transmission and distribution utility company that owns a 43.9% stake in our capital stock.

With this business model, our objective is to pay a consistent and growing cash dividend to shareholders that is sustainable on a long-term basis. We expect to distribute a significant percentage of our cash available for distribution as cash dividends and we will seek to increase such cash dividends over time through organic growth and through the acquisition of assets. Pursuant to our cash dividend policy, we intend to pay a cash dividend each quarter to holders of our shares.

Recent Acquisitions

In January 2019, we entered into an agreement for the acquisition of Tenes, a water desalination plant. Closing of the acquisition was subject to certain conditions precedent, which were not fulfilled. In accordance with the terms of the share purchase agreement, the advance payment made for the acquisition was converted into a secured loan to be reimbursed by Befesa Agua Tenes, together with 12% per annum interest, through a full cash-sweep of all the dividends to be received from the asset. On May 31, 2020, we entered into a new agreement, which provides us with certain additional decision rights and a majority at the board of directors of Befesa Agua Tenes. Therefore, we concluded that we have had control over Tenes since May 31, 2020 and as a result we have fully consolidated the asset from that date.

On April 3, 2020 we made an investment in the creation of a renewable energy platform in Chile, together with financial partners, in which we now own approximately a 35% stake and have a strategic investor role. The first investment was the acquisition of a 55 MW solar PV plant in April 2020 (Chile PV 1). Our initial contribution was approximately $4 million. On January 6, 2021 we closed our second investment through the platform with the acquisition of Chile PV 2, a 40 MW PV plant. This asset started commercial operation in 2017 and its revenue is partially contracted. The total equity investment in this new asset was approximately $5.0 million. We have concluded that we have control over these assets, and we have been fully consolidating them since their respective acquisition dates. The platform intends to make further investments in renewable energy in Chile and to sign PPAs with creditworthy off-takers.

On August 17, 2020 we closed the acquisition of the Liberty Ownership Interest in Solana. Liberty was the tax equity investor in Solana. The total equity investment is expected to be up to $285 million, of which $272 million has already been paid.

In December 2020, we reached an agreement with Algonquin to acquire La Sierpe, a 20 MW solar asset in Colombia for a total equity investment of approximately $20 million. The acquisition is expected to close in the fourth quarter of 2021. We also agreed to invest in additional solar plants in Colombia with a combined capacity of approximately 30 MW.

In January 2021, we closed the acquisition of a 42.5% equity interest in Rioglass, a supplier of spare parts and services in the solar industry, increasing our equity interest to 57.5%. In addition, on July 22, 2021 we exercised the option to acquire the remaining 42.5% equity interest in Rioglass. The total investment made in 2021 to acquire the additional 85% equity interest, resulting in a 100% ownership, was approximately $17.1 million. We have fully consolidated Rioglass in our EMEA and Renewables segments.

In April 2021, we closed the acquisition of Coso, a 135 MW renewable asset in California. Coso is the third largest geothermal plant in the United States and provides base load renewable energy to CAISO. It has PPAs signed with an 18-year average contract life. The total equity investment was approximately $130 million. In addition, on July 15, 2021, as previously announced, we paid an additional $40 million to reduce project debt.

In May 2021, we closed the acquisition of Calgary District Heating, a district heating asset in Canada, for a total equity investment of approximately $22.5 million. The asset has availability-based revenue with inflation indexation and 20 years of weighted average contract life. Contracted capacity and volume payments represent approximately 80% of the total revenue.

On June 16, 2021 we closed the acquisition of a 49% interest in a 596 MW wind portfolio in the U.S. for a total equity investment of $198.3 million. EDP Renewables owns the remaining 51%. The assets have PPAs with investment grade off-takers with a five-year average remaining contract life. The portfolio has no debt as of today and we may raise some non-recourse project debt in the future.

On August 6, 2021, we closed the acquisition of Agrisun and Re Sole, two solar PV plants in Italy with a combined capacity of 3.7 MW for a total equity investment of $9 million. Agrisun and Re Sole have regulated revenues under a feed in tariff until 2030 and 2031, respectively.

In October 2018, we reached an agreement to acquire PTS, a natural gas transportation platform located in Mexico. We initially acquired a 5% stake in the project and had an agreement to acquire an additional 65% stake subject to the asset entering into commercial operation, non-recourse project financing being closed and final approvals and other conditions. Given that the project financing did not close, in June 2021, we reached an agreement with our partner to sell our 5% ownership in the project at cost. There are no other costs or liabilities related to this investment.

Recent Developments

On November 9, 2021, our board of directors approved a dividend of $0.435 per share. The dividend is expected to be paid on December 15, 2021, to shareholders of record as of November 30, 2021.

Potential implications of Abengoa developments

Abengoa, which is currently our largest supplier and used to be our largest shareholder, went through a restructuring process which started in November 2015 and ended in March 2017, and obtained approval for a second restructuring in July 2019. On August 18, 2020 Abengoa filed pre-insolvency proceedings in Spain for the individual company Abengoa, S.A. (the holding company). On February 22, 2021, Abengoa, S.A. filed for insolvency proceedings. Based on the public information filed in connection with these proceedings, such insolvency proceedings do not include other Abengoa companies, such as Abenewco1, S.A., the controlling company of the subsidiaries performing the operation and maintenance services for us.

The project financing arrangement for Kaxu contains cross-default provisions related to Abengoa. A debt default by Abengoa, subject to certain threshold amounts and/or a restructuring process, could trigger a default under the Kaxu project financing arrangement. The insolvency filing by the individual company Abengoa S.A. in February 2021 represents a theoretical event of default under the Kaxu project finance agreement. In September 2021, we obtained a waiver for such theoretical event of default which was conditional upon the replacement of the operation and maintenance supplier of the plant, which is currently an Abengoa subsidiary, before October 31, 2021. On November 4, 2021, we obtained an extension of the term for such replacement until January 31, 2022. We are currently working on transferring the employees performing the operation and maintenance from the above-mentioned supplier to an Atlantica subsidiary. If we were not able to comply with such condition by the deadline, we do not expect the Kaxu project debt lenders to accelerate the debt or take any other action. However, a cross-default scenario may entitle lenders to demand repayment, limit distributions from the asset or enforce on their security interests, which may have a material adverse effect on our business, financial condition, results of operations and cash flows.

In addition, the insolvency filing by the individual company Abengoa, S.A. on February 22, 2021 or other circumstances may cause an insolvency filing of Abenewco1, S.A., the controlling company of the subsidiaries performing the operation and maintenance services, or insolvency filings of subsidiaries of Abenewco1, S.A. A deterioration in the financial position of Abengoa and of certain of its subsidiaries may result in a material adverse effect on certain of our operation and maintenance agreements. Abengoa and its subsidiaries provide operation and maintenance services for some of our assets. We cannot guarantee that Abengoa and/or its subcontractors will be able to continue performing with the same level of service (or at all) and under the same terms and conditions, and at the same prices. Because we have long-term operation and maintenance agreements with Abengoa for some of our assets, if Abengoa cannot continue performing current services at the same prices, we may need to renegotiate contracts and pay higher prices or change the scope of the contracts. For our assets in EMEA, where Abengoa provides most of the operation and maintenance services, we might need to change the operation and maintenance supplier, or we may need to internalize part of these services in the upcoming months. We may be required to pay higher prices or change the level of services. This may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The insolvency filing by Abengoa S.A. in February 2021, the potential insolvency filing by Abenewco1, S.A. (or any of its subsidiaries), a deterioration in the financial situation of Abengoa or the implementation of a new viability plan may also result in a material adverse effect on Abengoa’s and its subsidiaries’ obligations, warranties and guarantees, and indemnities covering, for example, potential tax liabilities for assets acquired from Abengoa, or any other agreement. In addition, Abengoa has represented that we would not be a guarantor of any obligation of Abengoa with respect to third parties. Abengoa agreed to indemnify us for any penalty claimed by third parties resulting from any breach in Abengoa’s representations. Certain of these indemnities and obligations are no longer valid after the insolvency filing by Abengoa, S.A. in February 2021. A potential insolvency of Abenewco1, S.A. may also terminate the remaining obligations, indemnities and guarantees. In addition, in Mexico, Abengoa was the owner of a plant that shares certain infrastructure and has certain back-to-back obligations with ACT which, if the plant does not perform favorably, may result in a material adverse effect on ACT and on our business, financial condition, results of operations and cash flows. According to public information, this plant is currently controlled by a third party. Prior to the completion of our initial public offering in 2014, we and many of our assets were part of Abengoa. Many of our senior executives have previously worked for Abengoa. Abengoa’s current and prior restructuring processes, and the events and circumstances that led to them, are currently the subject of various legal proceedings and may in the future become the subject of additional proceedings. To the extent that allegations are made in any such proceedings that involve us, our assets, our dealings with Abengoa or our employees, such proceedings may have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as on our reputation and employees. We refer to “Risk Factors—Risks Related to Our Relationship with Algonquin and Abengoa” in our Annual Report for further discussion of potential implications of the Abengoa situation.

Description of significant assets recently acquired

Coso

Overview. Coso is a platform of nine geothermal units with a total net capacity of approximately 135 MW located in Inyo county, California. This asset provides baseload renewable generation to CAISO.

PPAs. We have signed three PPAs with fixed prices:

-
Two PPAs representing approximately 85% until 2026 and 60% from 2027 until 2036 of the revenues with two Community Choice Aggregators (“CCAs”), Silicon Valley Clean Energy and Monterrey Bay Community Power, both with an “A” credit rating by S&P Global Rating (“S&P”).

-	A PPA for approximately 15% until 2026, 40% from 2027 until 2036 and 50% from 2037 until 2041 of the revenues with Southern California Public Power Authority (“SCPPA”), which is not rated.

O&M. Operation and maintenance is performed in-house, with the same team providing these services before the acquisition by Atlantica.

Project Level Financing. In December 2020, before the acquisition of Coso was closed, the asset entered into a $273 million financing agreement. On July 15, 2021, we prepaid approximately $40 million, and the notional amount was reduced to $233 million. From the total amount $93 million are progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $140 million are expected to be refinanced in or before 2027. Interest has been hedged until 2027 such that the total annual interest rate is 2.985% until 2027. The financing agreement permits cash distributions to shareholders subject to a debt service coverage ratio of at least 1.20x.

Vento II

Vento II is a portfolio of four wind assets in the United States in which Atlantica has a 49% equity interest. The portfolio does not currently have any debt, although we may raise some non-recourse debt at an intermediate holding subsidiary. Operation and maintenance services are provided by EDPR for the four assets.

•	Elkhorn Valley

Overview. Elkhorn Valley is a 101 MW wind asset in Union County, Oregon, which entered into operation in November 2007.

PPA. Elkhorn Valley has a PPA with Idaho Power Company (A3 credit rating by Moody’s and BBB by S&P) at a fixed price with a 3% escalation factor. The PPA expires in 2027.

•	Pairie Star

Overview. Pairie Star is a 101 MW wind asset in Filmore County, Minnesota, which entered into operation in December 2007.

PPA. Pairie Star has a PPA with Great River Energy (A3 credit rating by Moody’s, A- by S&P and A- by Fitch Rating Inc. (“Fitch”)) at a fixed price. The PPA expires in 2027 with the option to extend it until 2036.

•	Twin Groves II

Overview. Twin Groves II is a 198 MW wind asset in McLean County, Illinois, which entered into operation in March 2008.

PPA. Twin Groves II has a PPA with Exelon Generation Co LLC (BBB- credit rating by Moody’s, Baa2 by S&P and BBB by Fitch) at a fixed price. The PPA expires in 2026.

•	Lone Star II

Overview. Lone Star II is a 196 MW wind asset in Albany, Texas, which entered into operation in May 2008.

PPA. Lone Star II has a PPA with EDPR North America, LLC (not rated) at a fixed price. The PPA expires in 2023.

Factors Affecting the Comparability of Our Results of Operations

Acquisitions and Non-recurrent Projects

The results of operations of Chile PV 1 and Tenes have been fully consolidated since April and May 2020, respectively. Tenes was recorded under the equity-method from January 2019 to May 2020, at which point we then gained control over the asset and started to fully consolidate it. The results of operations of Chile PV 2, Coso, Calgary District Heating, Agrisun and Re Sole have been fully consolidated since January, April, May and August 2021, respectively. Vento II has been recorded under the equity method since June 16, 2021.

In addition, the results of operations of Rioglass have been fully consolidated since January 2021. In the first nine months of 2021, most of Rioglass operating results relate to a specific solar project which is expected to end in 2021, and which represented $79.8 million in revenue and $1.0 million in Adjusted EBITDA, included in our EMEA and Renewable energy segments for the first nine months of 2021 and which are non-recurrent.

Impairment

Considering the delays in the improvements and replacements that we are carrying out in the storage system in Solana and their impact on production in 2021, as well as an increase in the discount rate, we identified in accordance with IAS 36 (Impairment of Assets) an impairment triggering event. As a result, an impairment test has been performed which resulted in the recording of an impairment loss of $43.1 million for the nine-month period ended September 30, 2021.

In addition, IFRS 9 requires impairment provisions to be based on expected credit losses on financial assets rather than on actual credit losses. For the nine-month period of 2021 we recorded a reversal of the expected credit loss impairment provision at ACT for $23.7 million following an improvement of its client’s credit risk metrics in the line “Depreciation, amortization, and impairment charges”. We recorded an expected credit loss impairment provision for $23.6 million for the nine-month period of 2020.

Change in the useful life of the solar plants in Spain

In September 2020, following a thorough analysis of recent developments in the Energy and Climate Policy Framework adopted by Spain in 2020, we decided to reduce the useful life of the solar plants in Spain from 35 years to 25 years after COD, effective from September 1, 2020. This change in the estimated useful life was accounted for as a change in accounting estimates in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. As a result, we recorded an approximately $51.7 million increase in “Depreciation and amortization and impairment charges” in the nine-month period ended September 30, 2021 compared with the same period of the previous year.

Significant Trends Affecting Our Results of Operations

Solar, wind and geothermal resources

The availability of solar, wind and geothermal resources affects the financial performance of our renewable assets, which may impact our overall financial performance. Due to the variable nature of solar, wind and geothermal resources, we cannot predict future availabilities or potential variances from expected performance levels from quarter to quarter. Based on the extent to which the solar, wind and geothermal resources are not available at expected levels, this could have a negative impact on our results of operations.

Capital markets conditions

The capital markets in general are subject to volatility that is unrelated to the operating performance of companies. Our growth strategy depends on our ability to close acquisitions, which often requires access to debt and equity financing to complete these acquisitions. Fluctuations in capital markets may affect our ability to access this capital through debt or equity financings.

Exchange rates

Our functional currency is the U.S. dollar, as most of our revenue and expenses are denominated or linked to U.S. dollars. All our companies located in North America and most of our companies in South America have their revenue and financing contracts signed in, or indexed totally or partially to, U.S. dollars, with the exception of Calgary, with revenue in Canadian dollars. Our solar power plants in Spain have their revenue and expenses denominated in euros, and Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand. Project financing is typically denominated in the same currency as that of the contracted revenue agreement. This policy seeks to ensure that the main revenue and expenses streams in foreign companies are denominated in the same currency, limiting our risk of foreign exchange differences in our financial results.

Our strategy is to hedge cash distributions from our assets in Spain. We hedge the exchange rate for the distributions from our assets in Spain after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. For example, revenue in euro-denominated companies could decrease when translated to U.S. dollars at the average foreign exchange rate solely due to a decrease in the average foreign exchange rate, in spite of revenue in the original currency being stable. Apart from the impact of these translation differences, the exposure of our income statement to fluctuations of foreign currencies is limited, as the financing of projects is typically denominated in the same currency as that of the contracted revenue agreement.

In our discussion of operating results, we have included foreign exchange impacts in our revenue by providing constant currency revenue growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation.

Impacts associated with fluctuations in foreign currency are discussed in more detail under “Quantitative and Qualitative Disclosure about Market Risk—Foreign exchange risk”. Fluctuations in the value of the South African rand in relation to the U.S. dollar may also affect our operating results.

Interest rates

We incur significant indebtedness at the corporate and asset level. The interest rate risk arises mainly from indebtedness at variable interest rates. To mitigate interest rate risk, we primarily use long-term interest rate swaps and interest rate options which, in exchange for a fee, offer protection against a rise in interest rates. As of December 31, 2020, approximately 92% of our project debt and close to 100% of our corporate debt either has fixed interest rates or has been hedged with swaps or caps. Nevertheless, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates, which typically bear a spread over EURIBOR or LIBOR or over the alternative rates replacing these in the future.

Electricity market prices

In addition to regulated revenue, our solar assets in Spain receive revenue from the sale of electricity at market prices. Regulated revenues are revised every three years to reflect the difference between expected and actual market prices if the difference is higher than a pre-defined threshold. Given that in the last months electricity prices in Spain have been, and may continue to be, higher than expected, the regulator or the administration may change or may create new mechanisms to adjust the price of electricity.

Key Financial Measures

We regularly review a number of financial measurements and operating metrics to evaluate our performance, measure our growth and make strategic decisions. In addition to traditional IFRS performance measures, such as total revenue, we also consider Adjusted EBITDA. Our management believes Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with additional tools to compare business performance across companies and across periods. EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Adjusted EBITDA is widely used by other companies in our industry.

Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in these Consolidated Condensed Interim Financial Statements.

Our revenue and Adjusted EBITDA by geography and business sector for the nine-month period ended September 30, 2021 and 2020 are set forth in the following tables:

	Nine-month period ended September 30,
Revenue by geography	2021		2020
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$308.7	32.8%	$267.7	34.8%
South America	117.1	12.5%	112.0	14.6%
EMEA	514.6	54.7%	389.0	50.6%
Total revenue	$940.4	100%	$768.7	100%

	Nine-month period ended September 30,
Revenue by business sector	2021		2020
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$725.8	77.2%	$579.2	75.4%
Efficient natural gas & heat	93.5	9.9%	80.1	10.4%
Transmission lines	80.4	8.6%	79.2	10.3%
Water	40.7	4.3%	30.2	3.9%
Total revenue	$940.4	100%	$768.7	100%

	Nine-month period ended September 30,
Adjusted EBITDA by geography	2021		2020
	$ in millions	Adjusted EBITDA Margin (2)	$ in millions	Adjusted EBITDA Margin (2)
North America	$233.8	75.7%	$233.2	87.1%
South America	90.6	77.4%	89.8	80.2%
EMEA	293.6	57.1%	286.6	73.7%
Total Adjusted EBITDA(1)	$618.0	65.7%	$609.6	79.3%

	Nine-month period ended September 30,
Adjusted EBITDA by business sector	2021		2020
	$ in millions	Adjusted EBITDA Margin (2)	$ in millions	Adjusted EBITDA Margin (2)
Renewable energy	$458.2	63.1%	$456.4	78.8%
Efficient natural gas & heat	73.5	78.6%	72.4	90.4%
Transmission lines	64.2	79.9%	64.1	80.9%
Water	22.1	54.3%	16.7	55.3%
Total Adjusted EBITDA(1)	$618.0	65.7%	$609.6	79.3%

Note:
(1)
Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in our financial statements. Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2— Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures.”

(2)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA for each segment based on geography and business sector divided by revenue for each segment based on geography and business sector.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	For the nine-month period ended September 30,
	2021	2020
	($ in millions)

Profit / (loss) for the year attributable to the parent company	$(18,2)	61.2
Profit/(loss) attributable to non-controlling interests	11.7	(3.0)
Income tax	42.4	25.1
Share of (profit)/loss of associates carried under the equity method	(4.2)	2.2
Financial expense, net	251.4	221.9
Operating profit	$283,1	307.4
Depreciation, amortization and impairment charges	334,9	302.2
Adjusted EBITDA	$618.0	609.6

The following table sets forth a reconciliation of Adjusted EBITDA to our net cash provided by or used in operating activities:

Reconciliation of net cash provided by operating activities to Adjusted EBITDA
	For the nine-month period ended September 30,
	2021	2020
	($ in millions)
Net cash flow provided by operating activities	$441.9	303.2
Net interest /taxes paid	209.0	162.6
Changes in working capital	(47.9)	128.9
Other non-cash adjustments and other	15.1	14.8
Adjusted EBITDA	$618.0	609.6

Operational Metrics

In addition to the factors described above, we closely monitor the following key drivers of our business sectors’ performance to plan for our needs, and to adjust our expectations, financial budgets and forecasts appropriately.

●
MW in operation in the case of Renewable energy and Efficient natural gas and heat assets, miles in operation in the case of Transmission and Mft3 per day in operation in the case of Water assets, are the indicators which provide information about the installed capacity or size of our portfolio of assets.

●	Production measured in GWh in our Renewable energy and Efficient natural gas and heat assets provides information about the performance of these assets.

●
Availability in the case of our Efficient natural gas and heat assets, Transmission and Water assets also provides information on the performance of the assets. In these business sectors revenues are based on availability, which is the time during which the asset was available to our client totally or partially divided by contracted availability or budgeted availability, as applicable.

	Volume sold and availability levels nine-month period ended September 30,
Key performance indicator	2021	2020
Renewable energy
MW in operation(1)	2,022	1,551
GWh produced(2)	3,460	2,608
Efficient natural gas & heat
MW in operation(3)	398	343
GWh produced(4)	1,665	1,932
Availability (%)	99.8%	102.4%
Transmission lines
Miles in operation	1,166	1,166
Availability (%)	100.0%	99.9%
Water
Mft[3] in operation(1)	17.5	17.5
Availability (%)	99.8%	101.6%
Note:
(1)
Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II for which we have included our 49% interest.

(2)	Includes 49% of Vento II wind portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(3)	Includes 43 MW corresponding to our 30% share of Monterrey and 55 MWt corresponding to thermal capacity for Calgary District Heating.
(4)	GWh produced includes 30% of the production from Monterrey.

Production in the renewable business sector increased by 32.7% in the nine-month period ended September 30, 2021, compared to the same period of the previous year. The increase was mainly driven by the contribution from the recently acquired renewable assets Coso, Chile PV 2, Vento II, Agrisun and Re Sole, bringing approximately 768.4 GWh of additional electricity generation. The increase was also due to higher production at Kaxu due to the unscheduled outage that affected part of the first half of 2020, largely covered by insurance. Production also increased in our assets in Spain.

In our solar assets in the U.S. production decreased by 3.9% in the nine-month period ended September 30, 2021, mainly due to lower solar resource in Arizona, especially in the third quarter, in which solar radiation was 5% below expectations. In addition, availability in the storage system in Solana was lower compared to the same period of the previous year, as we are carrying out the improvements and replacements that were scheduled and which have affected our storage availability in Solana. These works are impacting production in 2021 and are expected to impact production in 2022 as we are experiencing delays due to COVID-19 restrictions and delays from subcontractors.

In our wind assets in Uruguay production decreased by 6.1% in the nine-month period ended September 30, 2021, mainly due to lower wind resource in the period. Wind resource was also lower than expected in our wind assets in the United States.

Efficient natural gas and heat production was lower in the nine-month period ended September 30, 2021 compared to the same period in 2020 due to lower production at ACT, mainly due to lower demand from our off-taker. This did not affect our revenue as the contract is based on availability.

In Water, the decrease in availability was largely due to the installation of some new safety-related equipment at Tenes during the first quarter of 2021 and due to maintenance works in the third quarter at Skikda. Our transmission lines, where revenue is also based on availability, continue to achieve high availability levels.

Results of Operations

The table below illustrates our results of operations for the nine-month period ended September 30, 2021 and 2020.

	Nine -month period ended September 30,
	2021	2020	% Changes
	($ in millions)
Revenue	$940.4	$768.7	22.3%
Other operating income	57.6	75.9	(24.1)%
Employee benefit expenses	(59.1)	(37.4)	58.0%
Depreciation, amortization, and impairment charges	(334.9)	(302.2)	10.8%
Other operating expenses	(320.9)	(197.6)	62.4%
Operating profit	$283.1	$307.4	(7.9)%

Financial income	1.9	6.4	(70.3)%
Financial expense	(277.0)	(289.4)	(4.3)%
Net exchange differences	2.0	(1.5)	(233.3)%
Other financial income net	21.7	62.6	(65.3)%
Financial expense, net	$(251.4)	$(221.9)	13.3%

Share of profit/(loss) of associates carried under the equity method	4.2	(2.2)	(290.9)%
Profit before income tax	$35.9	$83.3	(56.9)%

Income tax	(42.4)	(25.1)	68.9%
Profit for the period	$(6.5)	$58.2	(111.2)%

(Profit)/loss attributable to non-controlling interests	(11.7)	3.0	(490.0)%
Profit/ (loss) for the period attributable to the parent company	$(18.2)	$61.2	(129.7)%
Weighted average number of ordinary shares outstanding (thousands) - basic	110,749	101,602
Weighted average number of ordinary shares outstanding (thousands) - diluted	114,156	102,499
Basic earnings per share attributable to the parent company (U.S. dollar per share)	(0.16)	0.60
Diluted earnings per share attributable to the parent company (U.S. dollar per share)	(0.16)	0.60
Dividend paid per share(1)	1.28	1.24

Note:
(1)
On February 26, 2021, May 4, 2021 and July 30, 2021 our board of directors approved a dividend of $0.42, $0.43 and $0.43 per share, respectively, corresponding to the fourth quarter of 2020, the first quarter of 2021 and the second quarter of 2021, which were paid on March 22, 2021, June 15, 2021 and September 15, 2021, respectively. On February 26, 2020, May 6, 2020 and July 31, 2020, our board of directors approved a dividend of $0.41, $0.41 and $0.42 per share corresponding to the fourth quarter of 2019, the first quarter of 2020 and the second quarter of 2020, respectively, which were paid on March 23, 2020, June 15, 2020, and September 15, 2020 respectively.

Comparison of the Nine-Month Period Ended September 30, 2021 and 2020.

The significant variances of the significant components of the results of operations are discussed in the following section.

Revenue

Revenue increased by 22.3% to $940.4 million for the nine-month period ended September 30, 2021, compared to $768.7 million for the nine-month period ended September 30, 2020. On a constant currency basis, revenue for the nine-month period of 2021 was $912.9 million, representing an increase of 18.8% compared to the nine-month period of 2020. On a constant currency basis and excluding the aforementioned Rioglass non-recurrent solar project, revenue for the nine-month period of 2021 was $833.2 million, representing an increase of 8.4% compared to the same period of 2020.

This increase (on a constant currency basis and excluding the Rioglass non-recurrent solar project) was primarily due to the contribution of the recently acquired and consolidated assets which represent a total of $59.2 million of additional revenue in the nine-month period. Revenue was also higher at Kaxu, where an unscheduled outage affected production in part of the first half of 2020. Damage and business interruption were covered by our insurance; however, insurance proceeds were recorded in “Other operating income”. In addition, revenue increased at ACT mainly due to higher revenue in the portion of the tariff related to operation and maintenance services, driven by higher operation and maintenance costs for the nine-month period ended September 30, 2021 compared to the same period of the previous year. At ACT, operation and maintenance costs are higher in the quarters preceding any major maintenance, the next of which is scheduled for the end of 2021 or the beginning of 2022.

These effects were partially offset by a 4.6% decrease in revenue from our solar assets in Spain on a constant currency basis, in spite of higher production in the period. The decrease results from an accounting adjustment with no cash impact on the current period, as further explained in the discussion of the EMEA region. Revenue also decreased in our solar assets in North America, mainly due to lower solar radiation in the nine-period of 2021 compared to the same period of the previous year and lower availability of the storage system in Solana, as previously described. Revenue was also lower in our wind assets in South America, where we have experienced lower wind resource during the period.

Other operating income

The following table sets forth our other operating income for the nine-month period ended September 30, 2021 and 2020:

	Nine-month period ended September 30,
Other operating income	2021	2020
	($ in millions)
Grants	$44.5	$44.2
Insurance proceeds and other	13.1	31.7
Total	$57.6	$75.9

In the nine-month period ended September 30, 2020, we recorded $13.7 million in income corresponding to compensation received from our insurance company for the Kaxu project and $6.6 million in insurance income received at Solana and Mojave. In the nine-month period ended September 30, 2021, Insurance proceeds and other mainly corresponded to $6.8 million in profit resulting from the purchase of a long-term operation and maintenance account payable at a discounted price, compared to a $2.6 million in profit in the same period of 2020.

“Grants” represent the financial support provided by the U.S. government to Solana and Mojave and consist of an ITC Cash Grant and an implicit grant in relation to the below market interest rates of the project loans with the Federal Financing Bank. Grants were stable in the nine-month period ended September 30, 2021 compared to the same period in the previous year.

Employee benefit expenses

Employee benefit expenses increased to $59.1 million for the nine-month period ended September 30, 2021, compared to $37.4 million for the nine-month period ended September 30, 2020. The increase was mainly due to the consolidation of Coso and Rioglass.

Depreciation, amortization and impairment charges

Depreciation, amortization, and impairment charges increased by $32.7 million to $334.9 million for the nine-month period ended September 30, 2021, compared to $302.2 million for the nine-month period ended September 30, 2020. The increase was mainly due to an increase in depreciation and amortization at our solar assets in Spain. In September 2020 we reduced the useful life of our Spanish solar assets from 35 to 25 years after COD, which increased our depreciation and amortization charges for the nine-month period ended September 30, 2021 by approximately $51.7 million compared to the same period in the previous year. In addition, the increase is due to the $43.1 million impairment loss recorded in Solana in September 2021, after a triggering event was identified mainly due to delays in the improvements and replacements in the storage system and their impact on production in 2021, as well as to the increase in the discount rate. Depreciation, amortization and impairment charges also increased due to the consolidation of recent acquisitions and because in 2020 this caption included an impairment reversal in our wind assets in Uruguay for approximately $18 million in Cadonal and Palmatir, with no corresponding amount in 2021.

These effects were partially offset by a reversal of the expected credit loss impairment provision at ACT. IFRS 9 requires impairment provisions to be based on the expected credit loss of the financial assets in addition to actual credit losses. ACT recorded a reversal of the expected credit loss impairment provision of $23.7 million for the nine-month period ended September 30, 2021, while in the nine-month period ended September 30, 2020 there was an increase of $23.6 million in the expected credit loss impairment provision. In addition, for the nine-month period ended September 30, 2020 depreciation, amortization and impairment charges included an equipment write-off of approximately $48 million related to the Solana storage system with no corresponding amount in the current period.

Other operating expenses

The following table sets forth our other operating expenses for the nine-month period ended September 30, 2021 and 2020:

	Nine-month period ended September 30,
Other operating expenses	2021		2020
	$ in millions	% of revenue	$ in millions	% of revenue
Leases and fees	$(6.5)	0.7%	$(2.4)	3.1%
Operation and maintenance	(117.7)	12.5%	(77.1)	10.0%
Independent professional services	(27.3)	2.9%	(28.5)	3.7%
Supplies	(25.3)	2.7%	(20.4)	2.7%
Insurance	(33.9)	3.6%	(28.0)	3.6%
Levies and duties	(25.9)	2.8%	(30.5)	4.0%
Other expenses	(19.5)	2.1%	(5.7)	0.7%
Raw materials	(64.8)	6.9%	(5.0)	0.7%
Total	$(320.9)	34.1%	$(197.6)	25.7%

Other operating expenses increased by 62.4% to $320.9 million for the nine-month period ended September 30, 2021, compared to $197.6 million for the nine-month period ended September 30, 2020, mainly due to higher raw material costs corresponding to the aforementioned Rioglass non-recurrent solar project.

Other operating expenses also increased due to higher operation and maintenance costs at our solar assets in North America primarily due to the major maintenance works carried out in the first quarter of 2021 at one of the Mojave turbines. Operation and maintenance costs also increased at ACT as costs are higher at this asset in the quarters prior to the major overhaul, which is scheduled to be performed at the end of 2021 or the beginning of 2022. Finally, other operating expenses increased due to the contribution of the recently consolidated assets.

Operating profit

As a result of the above factors, operating profit for the nine-month period ended September 30, 2021 decreased by 7.9% to $283.1 million, compared to $307.4 million for the nine-month period ended September 30, 2020.

Financial income and financial expense

	Nine-month period ended September 30,
Financial income and financial expense	2021	2020
	$ in millions
Financial income	$1.9	$6.4
Financial expense	(277.0)	(289.4)
Net exchange differences	2.0	(1.5)
Other financial income/(expense), net	21.7	62.6
Financial expense, net	$(251.4)	$(221.9)

Financial income

Financial income decreased to $1.9 million for the nine-month period ended September 30, 2021 compared to $6.4 million for the same period of the previous year. In the nine-month period of 2020, financial income included $3.8 million non-cash income resulting from the refinancing of the Cadonal project debt, which is the main reason for the decrease.

Financial expense

The following table sets forth our financial expense for the nine-month period ended September 30, 2021 and 2020:

	Nine-month period ended September 30,
Financial expense	2021	2020
	($ in millions)
Interest expense:
—Loans from credit entities	$(180.9)	$(186.8)
—Other debts	(51.2)	(56.6)
Interest rates losses on derivatives: cash flow hedges	(44.9)	(46.0)
Total	$(277.0)	$(289.4)

Financial expense decreased by 4.3% to $277.0 million for the nine-month period ended September 30, 2021 compared to $289.4 million for the nine-month period ended September 30, 2020.

Interest on “Loans from credit entities” decreased mainly due to the refinancing of Helios 1&2 in 2020, solar assets located in Spain, as interest accrued for these assets is now classified in “Other debts”. The decrease was also due to a decrease in interest on loans indexed to LIBOR, JIBAR and EURIBOR, since the expected reference rates were lower in the nine-month period ended September 30, 2021 compared to the same period in the previous year. In addition, the first nine months of 2020 included costs and expenses related to the prepayment of the Note Issuance Facility 2017. This decrease was partially offset by the contribution of recently consolidated assets.

Interest on “Other debts” mainly corresponds to interest expense on the notes issued by ATS, ATN, Solaben Luxembourg, Helios 1&2, interest on the Green Exchangeable Notes, interest on the Green Senior Notes and interest related to Liberty’s tax equity investment in Solana until August 2020. The decrease was mainly caused by the acquisition of Liberty’s equity interest in Solana in August 2020. From an accounting perspective, Liberty’s equity investment in Solana was recorded as a liability with interest accruing in Interest on other debt.

Interest rate losses on derivatives designated as cash flow hedges correspond primarily to transfers from equity to financial expense when the hedged item impacts profit and loss. The increase was mainly due to higher losses in swaps hedging loans indexed to LIBOR, as a result of lower reference rates than in the same period of the previous year. This increase was partially offset by lower losses from the Helios 1&2 swap, which was canceled after the Helios 1&2 project debt was refinanced in 2020 with a new fixed rate financing.

Other financial income/(expense), net

	Nine-month period ended September 30,
Other financial income /(expense), net	2021	2020
	($ in millions)
Other financial income	$35.4	$163.0
Other financial expense	(13.7)	(100.4)
Total	$21.7	$62.6

Other financial income/(expense), net decreased to $21.7 million for the nine-month period ended September 30, 2021, compared to a $62.6 million in the same period of the previous year.

In the nine-month period ended September 30, 2020, Other financial income includes a non-cash gain of approximately $145 million from the acquisition of Liberty’s equity interest in Solana, which is the primary reason for the decrease. Liberty was the tax equity investor in Solana and although the investment of Liberty was in shares, under IFRS it was recorded as liability. In August 2020, we acquired Liberty’s equity interest in Solana and recorded a gain corresponding to the difference between book value of Liberty’s equity interest in Solana and the total price expected to be paid to Liberty. In the nine months ended September 30, 2021 Other financial income mainly corresponds to the change in fair value of the interest rate swap at Kaxu, which does not qualify as a cash flow hedge, resulting from an increase in expected rates, and to the mark-to-market of the derivative liability embedded in the Green Exchangeable Notes. Residual items are primarily interests on deposits and loans, including non-monetary changes to the amortized costs of such loans.

The decrease in other financial expenses is primarily due to a one-time non-cash loss of approximately $71.9 million caused by the refinancing of Helios 1&2. In the third quarter of 2020, we entered into a non-recourse, project debt financing for approximately €326 million, which refinanced the previous bank project debt with approximately €250 million outstanding. We canceled the interest rate swaps hedging the old debt, which caused the reclassification from equity to the income statement of the accumulated impact of the mark-to-market of such derivatives for approximately $44.1 million. In addition, we recorded a $27.8 million loss for the difference between the accounting value and the nominal value of the old debt. Other financial expense includes expenses for guarantees and letters of credit, wire transfers, other bank fees and other minor financial expenses.

Share of profit/(loss) of associates carried under the equity method

Share of profit of associates carried under the equity method increased to $4.2 million profit in the nine-month period ended September 30, 2021 compared to a $2.2 million loss for the nine-month period ended September 30, 2020. The increase was primarily due to a higher profit in Honaine and to the contribution of the recently acquired Vento II.

Profit/(loss) before income tax

As a result of the factors mentioned above, we reported a profit before income tax of $35.9 million for the nine-month period ended September 30, 2021, compared to a profit before income tax of $83.3 million for the nine-month period ended September 30, 2020.

Income tax

The effective tax rate for the periods presented has been established based on management’s best estimates. For the nine-month period ended September 30, 2021, income tax amounted to an expense of $42.4 million, with a profit before income tax of $35.9 million. For the nine-month period ended September 30, 2020, income tax amounted to an expense of $25.1 million, with a profit before income tax of $83.3 million. The effective tax rate mainly differs from the nominal tax rate due to unrecognized tax loss carryforwards, provisions for potential tax contingencies and permanent tax differences in some jurisdictions.

Loss/(profit) attributable to non-controlling interests

Profit attributable to non-controlling interests was $11.7 million for the nine-month period ended September 30, 2021 compared to a loss of $3.0 million for the nine-month period ended September 30, 2020. Profit attributable to non-controlling interests corresponds to the portion attributable to our partners in the assets that we consolidate (Kaxu, Skikda, Solaben 2 & 3, Solacor 1 & 2, Seville PV, Chile PV 1, Chile PV 2 and Tenes). The increase is due to higher profits at Kaxu and Skikda, as well as to the consolidation of Tenes since the second quarter of 2020.

Loss/(profit) attributable to the parent company

As a result of the factors mentioned above, loss attributable to the parent company amounted to $18.2 million for the nine-month period ended September 30, 2021, compared to a profit of $61.2 million for the nine-month period ended September 30, 2020.

Segment Reporting

We organize our business into the following three geographies where the contracted assets and concessions are located: North America, South America and EMEA. We have also identified four business sectors based on type of activity: Renewable energy, Efficient natural gas and heat, Transmission lines and Water. Our Renewable energy sector includes renewable energy production activities and since January 8, 2021, Rioglass’s activities. Rioglass is a supplier of spare parts and services to the solar industry. We report our results in accordance with both criteria. Our Efficient natural gas and heat segment has been renamed to include Calgary District Heating which has been consolidated since its acquisition in May 2021.

Revenue and Adjusted EBITDA by geography

The following table sets forth our revenue, Adjusted EBITDA and volumes for the nine-month period ended September 30, 2021 and 2020, by geographic region:

	Nine-month period ended September 30,
Revenue by geography	2021		2020
	$ in millions	% of revenue	$ in millions	% of revenue
North America	$308.7	32.8%	$267.7	34.8%
South America	117.1	12.5%	112.0	14.6%
EMEA	514.6	54.7%	389.0	50.6%
Total revenue	$940.4	100%	$768.7	100%

	Nine-month period ended September 30,
Adjusted EBITDA by geography	2021		2020
	$ in millions	Adjusted EBITDA Margin (2)	$ in millions	Adjusted EBITDA Margin (2)
North America	$233.8	75.7%	$233.2	87.1%
South America	90.6	77.4%	89.8	80.2%
EMEA	293.6	57.1%	286.6	73.7%
Total Adjusted EBITDA(1)	$618.0	65.7%	$609.6	79.3%

Note:
(1)
Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in our financial statements. Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2— Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures.”

(2)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA for each segment based on geography and business sector divided by revenue for each segment based on geography and business sector.

	Volume produced/availability
	Nine- Month period ended September 30,
Volume by geography	2021	2020

North America (GWh) (1)	3,463	3,048
North America availability	99.8%	102.4%
South America (GWh) (2)	524	472
South America availability	100.0%	99.9%
EMEA (GWh)	1,138	1,019
EMEA availability	99.8%	101.6%
Note:
(1)	GWh produced includes 30% of the production from Monterrey and 49% of Vento II wind portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(2)	Includes curtailment in wind assets for which we receive compensation.

North America

Revenue increased by 15.3% to $308.7 million for the nine-month period of 2021, compared to $267.7 million for the same period of 2020. The increase was mainly due to the contributions from the recently acquired assets, Coso and Calgary. The increase was also caused by higher revenue at ACT due to higher revenue in the portion of the tariff related to operation and maintenance services, driven by higher operation and maintenance costs for the nine-month period ended September 30, 2021. This increase was partially offset by a 2.4% decrease in revenue at our solar assets in North America, mainly due to lower radiation in Arizona and lower availability of the Solana storage system, as previously described.

Adjusted EBITDA remained stable. On the one hand, Adjusted EBITDA increased due to the increase in revenue. On the other hand, this effect was offset by lower Adjusted EBITDA at our solar assets in North America mainly due to insurance income received in the first half of 2020 amounting to approximately $6.6 million and higher operation and maintenance expenses in 2021, resulting primarily from the major maintenance works performed at one of the Mojave turbines, as well as some equipment replacement. Adjusted EBITDA margin decreased to 75.7% for the nine-month period ended September 30, 2021, compared to 87.1% for the nine-month period ended September 30, 2020, mainly due to the events described above and to the lower margins of the recently acquired assets.

South America

Revenue increased by 4.6% to $117.1 million for the nine-month period ended September 30, 2021, compared to $112.0  million for the same period of the previous year and Adjusted EBITDA remained largely stable at $90.6 million for the nine-month period ended September 30, 2021, compared to $89.8 million for the same period of 2020. The increase in revenue was primarily due to the contribution of Chile PV1 and Chile PV2 and was partially offset by lower revenue from our wind assets in Uruguay, resulting mainly from lower wind resource. Adjusted EBITDA margin decreased to 77.6% for the nine-month period ended September 30, 2021, compared to 80.2% for the nine-month period ended September 30, 2020 mainly due to an accounting adjustment at Quadra 1&2, as these assets are recorded under the IFRIC 12- financial model.

EMEA

Revenue increased by 32.2% to $514.6 million for the nine-month period of 2021, compared to $389.0 million for the same period of 2020. On a constant currency basis, revenue for the nine-month period of September 2021 was $487.1 million, which represents an increase of 25.2% compared to the same period of 2020. On a constant currency basis and excluding the aforementioned Rioglass non-recurrent solar project, revenue for the nine-month period ended September 30, 2021 was $407.4 million, which represents an increase of 4.7% compared to the same period of 2020. The increase was primarily due to the contribution from Tenes, fully consolidated since the second quarter of 2020. Revenue was also higher at Kaxu, where an unscheduled outage affected production in part of the first quarter of 2020. Damage and business interruption were covered by our insurance; however, insurance proceeds were recorded in “Other operating income”. At our solar assets in Spain, revenue decreased by 5% on a constant currency basis in spite of higher production in the period. Electricity market prices have been higher than in the same period of the previous year and the regulation establishes a compensation mechanism under which regulated revenues are revised every three years to reflect the difference between expected and actual market prices if the difference is higher than a pre-defined threshold. Current higher market prices in Spain will therefore cause a negative adjustment to the regulated revenues to be recorded progressively over the remaining regulatory life of our solar assets. As a result, we record an accounting adjustment with no cash impact on the current period that has been negative year-to-date and higher than the effect of the increase in market prices.

Adjusted EBITDA increased by 2.4% to $293.6 million for the nine-month period ended September 30, 2021 compared to $286.6 million for the nine-month period ended September 30, 2020. On a constant currency basis, Adjusted EBITDA for the nine-month period ended September 30, 2021 was $274.2 million which represents a decrease of 4.3% compared to the same period of 2020. On a constant currency basis and excluding the aforementioned Rioglass non-recurrent solar project, Adjusted EBITDA for the nine-month period ended September 30, 2021 was $273.2 million which represents a decrease of 4.7% compared to the same period of 2020. This decrease was mainly caused by the decrease in revenue in the solar assets in Spain previously explained, which was partially offset by the contribution of Tenes. Adjusted EBITDA margin decreased to 57.1% for the nine-month period ended September 30, 2021 compared to 73.7% for nine-month period ended September 30, 2020 mainly due to lower margin at the Rioglass non-recurrent solar project and higher than usual Adjusted EBITDA margin in Kaxu in the first nine months of 2020 due to insurance proceeds recorded in “Other Operating Income”.

Revenue and Adjusted EBITDA by business sector

The following table sets forth our revenue, Adjusted EBITDA and volumes for the nine-month period ended September 30, 2021 and 2020, by business sector:

	Nine-month period ended September 30,
Revenue by business sector	2021		2020
	$ in millions	% of revenue	$ in millions	% of revenue
Renewable energy	$725.8	77.2%	$579.2	75.4%
Efficient natural gas & heat	93.5	9.9%	80.1	10.4%
Transmission lines	80.4	8.6%	79.2	10.3%
Water	40.7	4.3%	30.2	3.9%
Total revenue	$940.4	100%	$768.7	100%

	Nine-month period ended September 30,
Adjusted EBITDA by business sector	2021		2020
	$ in millions	Adjusted EBITDA Margin (2)	$ in millions	Adjusted EBITDA Margin (2)
Renewable energy	$458.2	63.1%	$456.4	78.8%
Efficient natural gas & heat	73.5	78.6%	72.4	90.4%
Transmission lines	64.2	79.9%	64.1	80.9%
Water	22.1	54.3%	16.7	55.3%
Total Adjusted EBITDA(1)	$618.0	65.7%	$609.6	79.3%

Note:
(1)
Adjusted EBITDA is calculated as profit/(loss) for the period attributable to the parent company, after adding back loss/(profit) attributable to non-controlling interests, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges of entities included in our financial statements. Adjusted EBITDA is not a measure of performance under IFRS as issued by the IASB, and you should not consider Adjusted EBITDA as an alternative to operating income or profits or as a measure of our operating performance, cash flows from operating, investing and financing activities or as a measure of our ability to meet our cash needs or any other measures of performance under generally accepted accounting principles. We believe that Adjusted EBITDA is a useful indicator of our ability to incur and service our indebtedness and can assist securities analysts, investors and other parties to evaluate us. Adjusted EBITDA and similar measures are used by different companies for different purposes and are often calculated in ways that reflect the circumstances of those companies. Adjusted EBITDA may not be indicative of our historical operating results, nor is it meant to be predictive of potential future results. See “Item 2— Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial Measures.”

(2)	Adjusted EBITDA Margin is calculated as Adjusted EBITDA for each segment based on geography and business sector divided by revenue for each segment based on geography and business sector.

	Volume produced/availability
	Year ended September 30,
Volume by business sector	2021	2020
Renewable energy (GWh) (1)	3,460	2,608
Efficient natural gas & heat (GWh) (2)	1,665	1,932
Efficient natural gas & heat availability	99.8%	102.4%
Transmission availability	100.0%	99.9%
Water availability	99.8%	101.6%

Note:
(1)
GWh produced includes 30% of the production from Monterrey and our 49% of Vento II wind portfolio production since its acquisition. Includes curtailment in wind assets for which we receive compensation.

(2)	GWh produced includes 30% of the production from Monterrey.

Renewable energy

Revenue increased by 25.3% to $725.8 million for the nine-month period ended September 30, 2021, compared to $579.2 million for the nine-month period ended September 30, 2020. On a constant currency basis, revenue for the nine-month period ended September 30, 2021 was $698.2 million, which represents an increase of 20.5% compared to the same period of 2020. On a constant currency basis and excluding the aforementioned Rioglass non-recurrent solar project, revenue for the nine-month period ended September 30, 2021 was $618.5 million, which represents an increase of 6.8% compared to the same period of 2020. The increase was primarily due to the contribution from the recently acquired assets Coso, Chile PV1, Chile PV2, Agrisun and Re Sole. Revenue also increased due to higher revenue at Kaxu as explained above. This increase was partially offset by the decrease in revenue in Spain with no cash impact in the current period, as previously explained.

Adjusted EBITDA increased by 0.4% to $458.2 million for the nine-month period ended September 30, 2021, compared to $456.4 million for the same period of 2020. On a constant currency basis, Adjusted EBITDA for the nine-month period ended September 30, 2021 was $438.8 million, stable when compared to the same period of the previous year. On a constant currency basis and excluding the aforementioned Rioglass non-recurrent solar project, Adjusted EBITDA for the nine-month period ended September 30, 2021 was $437.8 million, a 4.1% decrease compared to the same period of the previous year. The decrease was due to the decrease in revenue in Spain and lower Adjusted EBITDA at our US solar assets, as previously explained and was partially offset by the contribution of recently consolidated assets of approximately $14 million. Adjusted EBITDA margin decreased to 63.1% for the nine-month period ended September 30, 2021 from 78.8% for the nine-month period ended September 30, 2020, mainly due to lower margin at the non-recurrent one-off project previously described, higher than usual Adjusted EBITDA margin at Kaxu in the nine-month period ended September 30, 2020 due to insurance proceeds recorded in “Other Operating Income” and lower Adjusted EBITDA margins at some of the recently acquired assets.

Efficient natural gas and heat

Revenue increased by 16.7% to $93.5 million for the nine-month period ended September 30, 2021, compared to $80.1 million for the nine-month period ended September 30, 2020, while Adjusted EBITDA increased by 1.5% to $73.5 million for the nine-month period ended September 30, 2021, compared to $72.4 million in the same period of the previous year. At ACT, operation and maintenance costs are higher in the quarters preceding any major maintenance works, the next of which is scheduled at the end of 2021 or the beginning of 2022.

Adjusted EBITDA margin decreased due to these higher operation and maintenance costs. Revenue increased due to higher operation and maintenance costs, since there is a portion of revenue related to operation and maintenance services plus a margin. Revenue also increased due to the contribution from the recently acquired Calgary district heating asset.

Transmission lines

Revenue remained stable at $80.4 million in the nine-month period ended September 30, 2021, compared to $79.2 million in the nine-month period ended September 30, 2020. Adjusted EBITDA also remained stable at $64.2 million in the nine-month period ended September 30, 2021 compared to $64.1 million in the nine-month period ended September 30, 2020.

Water

Revenue increased to $40.7 million for the nine-month period ended September 30, 2021, compared to $30.2 million for the nine-month period ended September 30, 2020. Adjusted EBITDA increased to $22.1 million for the nine-month period ended September 30, 2021, compared to $16.7 million for the nine-month period ended September 30, 2020. The increases were mainly due to the contribution from Tenes, which we started to consolidate in the second quarter of 2020. Adjusted EBITDA margin was stable compared to the same period of the previous year.

Liquidity and Capital Resources

Our principal liquidity and capital requirements consist of the following:

●	debt service requirements on our existing and future debt;
●	cash dividends to investors; and
●	investments and acquisitions of new assets, companies and operations.

As a normal part of our business, depending on market conditions, we will from time to time consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Debt financing, if available, could impose additional cash payment obligations and additional covenants and operating restrictions. In addition, any of the items discussed in detail under “Item 3.D—Risk Factors” in our Annual Report and other factors may also significantly impact our liquidity.

Liquidity position

	As of September 30, 2021	As of December 31, 2020
	$ in millions
Corporate Liquidity(1)
Cash and cash equivalents at Atlantica Sustainable Infrastructure, plc, excluding subsidiaries(2)	$78.6	$335.2
Revolving Credit Facility availability	425.0	415.0
Total Corporate Liquidity(1)	$503.6	$750.2
Liquidity at project companies
Restricted Cash	286.8	279.8
Non-restricted cash	398.2	253.5
Total cash at project companies	$685.0	$533.3

Note:
(1)	Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of September 30, 2021, and available revolver capacity as of September 30, 2021.
(2)	Corporate Cash corresponds to cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.

Cash at the project level includes $286.8 million and $279.8 million in restricted cash balances as of September 30, 2021 and December 31, 2020 respectively. Restricted cash consists primarily of funds required to meet the requirements of certain project debt arrangements. In the case of Solana, part of the restricted cash is expected to be used for equipment replacements. Restricted cash also includes Kaxu’s cash balance, given that the project financing of this asset is under a theoretical event of default due to the developments at Abengoa (see “Potential Implications of Abengoa developments” above).

As of September 30, 2021, we had $15 million outstanding under the Revolving Credit Facility and $10 million of letters of credit were outstanding under this facility. In March 2021 we increased the notional amount of this facility from $425 million to $450 million and extended its maturity to December 2023. As a result, as of September 30, 2021 approximately $425 million was available under our Revolving Credit Facility. As of December 31, 2020, we had no borrowings, $10 million of letters of credit were outstanding and approximately $415 million was available under our Revolving Credit Facility.

Management believes that the Company’s liquidity position, cash flows from operations and availability under its revolving credit facility will be adequate to meet the Company’s financial commitments and debt obligations; growth, operating and maintenance capital expenditures; and dividend distributions to shareholders. Management continues to regularly monitor the Company’s ability to finance the needs of its operating, financing and investing activity within the guidelines of prudent balance sheet management.

Credit Ratings

Credit rating agencies rate us and certain of our debt securities. These ratings are used by the debt markets to evaluate a firm’s credit risk. Ratings influence the price paid to issue new debt securities, as they indicate to the market our ability to pay principal, interest and dividends.

In March and April 2021 both S&P and Fitch upgraded Atlantica’s corporate rating to BB+. The following table summarizes our credit ratings as of the date of this quarterly report. Both ratings outlooks are stable.

	S&P	Fitch
Atlantica Sustainable Infrastructure Corporate Rating	BB+	BB+
Senior Secured Debt	BBB-	BBB-
Senior Unsecured Debt	BB+	BB+

Sources of liquidity

We expect our ongoing sources of liquidity to include cash on hand, cash generated from our operating activities, project debt arrangements, corporate debt and the issuance of additional equity securities, as appropriate, and based on market conditions. Our financing agreements consist mainly of the project-level financings for our various assets and our corporate debt financings, including our Green Exchangeable Notes, the Note Issuance Facility 2020, the 2020 Green Private Placement, the Green Senior Notes, the Revolving Credit Facility and our commercial paper program.

		As of September 30, 2021	As of December 31, 2020
	Maturity	($ in millions)
Revolving Credit Facility	2023	13.6	-
Other Facilities(1)	2021-2025	$26.7	$29.7
Note Issuance Facility 2019(2)	-	-	344.0
Green Exchangeable Notes	2025	104.0	102.1
2020 Green Private Placement	2026	333.0	351.0
Note Issuance Facility 2020	2027	158.6	166.9
Green Senior Notes	2028	394.2	-
Total Corporate Debt		$1,030.1	$993.7
Total Project Debt		$5,278.9	$5,237.6

Note:
(1)	Other facilities include the commercial paper program issued in October 2020, accrued interest payable and other debts.
(2)	The Note Issuance Facility 2019 was fully prepaid on June 4, 2021.

Green Senior Notes

On May 18, 2021 we issued the Green Senior Notes amounting to an aggregate principal amount of $400 million due in 2028. The Green Senior Notes bear interest at a rate of 4.125% per year, payable on June 15 and December 15 of each year, commencing December 15, 2021, and will mature on June 15, 2028.

The Green Senior Notes were issued pursuant to an Indenture, dated May 18, 2021, by and among Atlantica as issuer, Atlantica Peru S.A., ACT Holding, S.A. de C.V., Atlantica Infraestructura Sostenible, S.L.U., Atlantica Investments Limited, Atlantica Newco Limited, Atlantica North America LLC, as guarantors, BNY Mellon Corporate Trustee Services Limited, as trustee, The Bank of New York Mellon, London Branch, as paying agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as registrar and transfer agent.

Our obligations under the Green Senior Notes rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Note Issuance Facility 2020 and the Green Exchangeable Notes.

Green Exchangeable Notes

On July 17, 2020, we issued 4.00% Green Exchangeable Notes amounting to an aggregate principal amount of $100 million due in 2025. On July 29, 2020, we issued an additional $15 million aggregate principal amount in Green Exchangeable Notes. The Green Exchangeable Notes are the senior unsecured obligations of Atlantica Jersey, a wholly owned subsidiary of Atlantica, and fully and unconditionally guaranteed by Atlantica on a senior, unsecured basis. The notes mature on July 15, 2025, unless they are repurchased or redeemed earlier by Atlantica or exchanged, and bear interest at a rate of 4.00% per annum.

Noteholders may exchange all or any portion of their notes at their option at any time prior to the close of business on the scheduled trading day immediately preceding April 15, 2025, only during certain periods and upon satisfaction of certain conditions. Noteholders may exchange all or any portion of their notes during any calendar quarter if the last reported sale price of Atlantica’s ordinary shares for at least 20 trading days during a period of 30 consecutive trading days, ending on the last trading day of the immediately preceding calendar quarter is greater than 120% of the exchange price on each applicable trading day. On or after April 15, 2025, until the close of business on the second scheduled trading day immediately preceding the maturity date thereof, noteholders may exchange any of their notes at any time, at the option of the noteholder. Upon exchange, the notes may be settled, at our election, into Atlantica ordinary shares, cash or a combination of both. The initial exchange rate of the notes is 29.1070 ordinary shares per $1,000 of the principal amount of notes (which is equivalent to an initial exchange price of $34.36 per ordinary share). The exchange rate is subject to adjustment upon the occurrence of certain events.

Our obligations under the Green Exchangeable Notes rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Note Issuance Facility 2020 and the Green Senior Notes.

Note Issuance Facility 2020

On July 8, 2020, we entered into the Note Issuance Facility 2020, a senior unsecured euro-denominated financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of approximately $162 million (€140 million). The notes under the Note Issuance Facility 2020 were issued on August 12, 2020 and are due on August 12, 2027. Interest accrues at a rate per annum equal to the sum of the 3-month EURIBOR plus a margin of 5.25% with a floor of 0% for the EURIBOR. We have entered into a cap at 0% for the EURIBOR with 3.5 years maturity to hedge the variable interest rate risk.

Our obligations under the Note Issuance Facility 2020 rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the 2020 Green Private Placement, the Green Exchangeable Notes and the Green Senior Notes. The notes issued under the Note Issuance Facility 2020 are guaranteed on a senior unsecured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC.

2020 Green Private Placement

On March 20, 2020 we entered into a senior secured note purchase agreement with a group of institutional investors as purchasers providing for the 2020 Green Private Placement. The transaction closed on April 1, 2020 and we issued notes for a total principal amount of €290 million (approximately $336 million), maturing on June 20, 2026. Interest accrues at a rate per annum equal to 1.96%. If at any time the rating of these senior secured notes is below investment grade, the interest rate thereon would increase by 100 basis points until such notes are again rated investment grade.

Our obligations under the 2020 Green Private Placement rank equal in right of payment with our outstanding obligations under the Revolving Credit Facility, the Note Issuance Facility 2020 and the Green Senior Notes. Our payment obligations under the 2020 Green Private Placement are guaranteed on a senior secured basis by our subsidiaries Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The 2020 Green Private Placement is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the lenders under the Revolving Credit Facility.

Note Issuance Facility 2019

On April 30, 2019, we entered into the Note Issuance Facility 2019, a senior unsecured financing with a group of funds managed by Westbourne Capital as purchasers of the notes issued thereunder for a total amount of €268 million, approximately $310 million. In June 2021 we prepaid the Note Issuance Facility 2019 in full before maturity in accordance with the terms thereof, with the proceeds of the Green Senior Notes.

Revolving Credit Facility

On May 10, 2018, we entered into a $215 million Revolving Credit Facility with a syndicate of banks. The Revolving Credit Facility was increased by $85 million to $300 million on January 25, 2019 and was further increased by $125 million (to a total limit of $425 million) on August 2, 2019. On March 1, 2021, this facility was further increased by $25 million (to a total limit of $450 million) and the maturity date was extended to December 31, 2023. In addition, the lenders under the Revolving Credit Facility have the option to extend the maturity date of all or any portion of their commitments and/or loans for additional consecutive 365-day periods, upon request from us subject to certain conditions. Under the Revolving Credit Facility, we are also able to request the issuance of letters of credit, which are subject to a sublimit of $100 million that are included in the aggregate commitments available under the Revolving Credit Facility.

Loans under the Revolving Credit Facility accrue interest at a rate per annum equal to: (A) for Eurodollar rate loans, LIBOR plus a percentage determined by reference to our leverage ratio, ranging between 1.60% and 2.25% and (B) for base rate loans, the highest of (i) the rate per annum equal to the weighted average of the rates on overnight U.S. Federal funds transactions with members of the U.S. Federal Reserve System arranged by U.S. federal funds brokers on such day plus 1 /2 of 1.00%, (ii) the prime rate of the administrative agent under the Revolving Credit Facility and (iii) LIBOR plus 1.00%, in any case, plus a percentage determined by reference to our leverage ratio, ranging between 0.60% and 1.00%.

Our obligations under the Revolving Credit Facility rank equal in right of payment with our outstanding obligations under the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Exchangeable Notes and the Green Senior Notes. Our payment obligations under the Revolving Credit Facility are guaranteed on a senior secured basis by Atlantica Infraestructura Sostenible, S.L.U., Atlantica Peru, S.A., ACT Holding, S.A. de C.V., Atlantica Investments Limited, Atlantica Newco Limited and Atlantica North America LLC. The Revolving Credit Facility is also secured with a pledge over the shares of the subsidiary guarantors, the collateral of which is shared with the holders of the notes issued under the 2020 Green Private Placement.

Other Credit Lines

In July 2017, we signed a line of credit with a bank for up to €10.0 million (approximately $11.6 million) which was available in euros or U.S. dollars. On June 30, 2021, the maturity was extended to July 1, 2023. Amounts drawn accrue interest at a rate per annum equal to the sum of the 3-month EURIBOR or LIBOR, plus a margin of 2%, with a floor of 0% for the EURIBOR or LIBOR. As of September 30, 2021, no amounts were drawn under this line of credit.

In December 2020, we also entered into a loan with a bank for €5 million (approximately $5.8 million). The maturity date is December 4, 2025. The loan accrues interest at a rate per annum equal to 2.50%.

Commercial Paper Program

On October 8, 2019, we filed a euro commercial paper program with the Alternative Fixed Income Market (MARF) in Spain. The program had an original maturity of twelve months and was extended for another twelve-month period on October 8, 2020 and further extended for another twelve-month period on October 8, 2021. The program allowed Atlantica to issue short term notes for up to €50 million, with such notes having a tenor of up to two years. The program expired in October 2021 and we intend to renew it in November 2021. As of September 30, 2021, we had €11.5 million (approximately $13.3 million) issued and outstanding under the Commercial Paper Program at an average cost of 0.53%.

At-The-Market Program

On August 3, 2021, we established an “at-the-market program” and entered into the Distribution Agreement with J.P. Morgan Securities LLC, as sales agent, under which the Company may offer and sell from time to time up to $150 million of our ordinary shares, including in “at-the-market” offerings under our universal shelf registration statement on Form F-3  and a prospectus supplement that we filed on August 3, 2021. During the third quarter of 2021, we issued and sold 644,059 shares at an average market price of $38.18 pursuant to our Distribution Agreement, representing gross proceeds of $24.6 million and net proceeds of $24.3 million.

Pursuant to the ATM Plan Letter Agreement, we will deliver a notice to Algonquin quarterly in order for them to exercise their rights thereunder.

Uses of liquidity and capital requirements

Cash dividends to investors

We intend to distribute a significant portion of our cash available for distribution to shareholders on an annual basis, less all cash expenses including corporate debt service and corporate general and administrative expenses and less reserves for the prudent conduct of our business (including, among others, dividend shortfall due to fluctuations in our cash flows), on an annual basis. We intend to distribute a quarterly dividend to shareholders. Our board of directors may, by resolution, amend the cash dividend policy at any time. The determination of the amount of the cash dividends to be paid to shareholders will be made by our board of directors and will depend on our financial condition, results of operations, cash flow, long-term prospects and any other matters that our board of directors deem relevant.

Our cash available for distribution is likely to fluctuate from quarter to quarter and, in some cases, significantly as a result of the seasonality of our assets, the terms of our financing arrangements, maintenance and outage schedules, among other factors. Accordingly, during quarters in which our projects generate cash available for distribution in excess of the amount necessary for us to pay our stated quarterly dividend, we may reserve a portion of the excess to fund cash distributions in future quarters. During quarters in which we do not generate sufficient cash available for distribution to fund our stated quarterly cash dividend, if our board of directors so determines, we may use retained cash flow from other quarters, and other sources of cash.

The latest dividends paid and declared are presented below:

Declared	Record Date	Payment Date	$ per share
February 26, 2020	March 12, 2020	March 23, 2020	0.41
May 6, 2020	June 1, 2020	June 15, 2020	0.41
July 31, 2020	August 31, 2020	September 15, 2020	0.42
November 4, 2020	November 30, 2020	December 15, 2020	0.42
February 26, 2021	March 12, 2021	March 22, 2021	0.42
May 4, 2021	May 31, 2021	June 15, 2021	0.43
July 30, 2021	August 31, 2021	September 15,2021	0.43
November 9, 2021	November 30, 2021	December 15, 2020	0.435

Acquisitions and investments

The acquisitions detailed below have been and are expected to be part of our uses of liquidity in 2021:

In January 2021, we closed our second investment through the platform with the acquisition of Chile PV 2, a 40 MW PV plant. The total equity investment in this new asset was approximately $5.0 million.

In January 2021, we closed the acquisition of a 42.5% equity interest in Rioglass increasing our equity interest to 57.5%, for which we paid $8.4 million, and we paid an additional $3.6 million, deductible from the final payment, for an option to acquire the remaining 42.5% under the same conditions. On July 22, 2021, we exercised such option and paid $4.8 million, resulting in a 100% ownership.

In April 2021, we closed the acquisition of Coso, a 135 MW renewable asset in California. The total equity investment was approximately $130 million, which was paid in April 2021. In addition, on July 15, 2021, we paid an additional amount of $40 million to reduce project debt.

In May 2021, we closed the acquisition of Calgary District Heating, a district heating asset in Canada, for a total equity investment of approximately $22.5 million.

On June 16, 2021 we closed the acquisition of a 49% interest in Vento II, a 596 MW wind portfolio in the U.S. for a total equity investment of $198.3 million.

In December 2020, we reached an agreement with Algonquin to acquire La Sierpe, a 20 MW solar asset in Colombia for a total equity investment of approximately $20 million. The acquisition is expected to close in the fourth quarter of 2021. Additionally, we agreed to invest in additional solar plants in Colombia with a combined capacity of approximately 30 MW.

On August 6, 2021, we closed the acquisition of Agrisun and Re Sole, two solar PV plants in Italy with a combined capacity of 3.7 MW for a total equity investment of $9 million. Agrisun and Re Sole have regulated revenues under a feed in tariff until 2030 and 2031, respectively.

Cash flow

The following table sets forth cash flow data for the nine-month period ended September 30, 2021 and 2020:

	Nine-month period ended September 30,
	2021	2020
	($ in millions)
Gross cash flows from operating activities
Profit/(loss) for the period	$(6.4)	$58.2
Financial expense and non-monetary adjustments	609.4	536.5
Profit for the period adjusted by financial expense and non-monetary adjustments	$603.0	$594.7
Variations in working capital	47.9	(128.9)
Net interest and income tax paid	(209.0)	$(162.6)
Total net cash provided by operating activities	$441.9	$303.2
Net cash provided by/(used in) investing activities	$(322.9)	$18.6
Net cash provided by/(used in) financing activities	$(207.9)	$(95.8)
Net increase/(decrease) in cash and cash equivalents	(88.9)	226.0
Cash and cash equivalents at the beginning of the period	868.5	562.8
Translation differences in cash or cash equivalents	(16.0)	(0.1)
Cash and cash equivalents at the end of the period	$763.6	$788.9

Net cash flows provided by operating activities

Net cash provided by operating activities in the nine-month period ended September 30, 2021 amounted to $441.9 million, compared to $303.2 million in the nine-month period ended September 30, 2020. The increase was largely due to a positive change in working capital compared to the negative change in working capital for the nine-month period ended September 30, 2020. This is mainly due to shorter collection periods in 2021, particularly in Mexico where Pemex is catching-up on the collection delays which started in the second half of 2019. At our assets in Spain, collections have also increased due to higher electricity market prices and due to shorter collection periods from the Spanish regulator in the first nine months of 2021. The increase was also due to higher profit for the period adjusted by financial expenses and non-monetary adjustments, mainly due to higher Adjusted EBITDA, as we explain in “Segment Reporting”.

Net cash used in investing activities

For the nine-month period ended September 30, 2021, net cash used in investing activities amounted to $322.9 million and corresponded mainly to $337.5 million paid for the acquisitions of Vento II, Coso, Calgary, Chile PV2, Rioglass, Agrisun and Re Sole, net of the initial cash contribution from these entities. Net cash used in investing activities also includes investments in concessional assets for $10.4 million, mainly corresponding to maintenance capital expenditure and equipment replacements at Solana for $20.1 million, partially offset by $15.6 million proceeds from the sale of a building owned by Rioglass. These cash outflows were partially offset by $24.6 million of dividends received from associates under the equity method, of which $15.8 million corresponded to Amherst Island Partnership by AYES Canada, most of which were paid to our partner in this project.

For the nine-month period ended September 30, 2020, net cash provided by investing activities was $18.5 and included $20.1 million of dividends received from associates under the equity method, of which $14.3 million corresponds to dividends received from AYES Canada and should be considered together with the $13.8 million paid to non-controlling interest and classified as Net cash provided by financing activities. Net cash provided by investing activities also included $11.1 million from the acquisition of Tenes, since the cash consolidated from the acquisition date is higher than the payment made under the agreement signed in May 2020.

Net cash used in financing activities

For the nine-month period ended September 30, 2021, net cash used in financing activities amounted to $207.9 million and includes the repayment of principal of our project financing agreements for an approximate amount of $256.2 and $165.3 million of dividends paid to shareholders and non-controlling interests. These cash outflows were partially offset by the proceeds from the equity private placement closed in January 2021 for a net amount of $130.6 million and equity raised under the ATM for a net amount of $24.3 million. In addition, in the second quarter of 2021 we prepaid the Note Issuance Facility 2019 for $354.2 million with the proceeds of the Green Senior Notes issued, amounting to $394.0 million, which created a net cash inflow of $39.8 million.

For the nine-month period ended September 30, 2020, net cash used in financing activities was $95.8 million and corresponded mainly to the proceeds from the 2020 Green Private Placement, the Note Issuance Facility 2020, the Green Project Finance, the Green Exchangeable Notes and the Helios 1&2 and Helioenergy project debt refinancings, for a total amount of $832.6 million and to the withdrawal of approximately $90.0 million under the Revolving Credit Facility in the first quarter of 2020. Net cash used in financing activities also includes $266.9 million paid for the acquisition of the Liberty Ownership Interest in Solana. These cash inflows were partially offset by the repayment of $308.8 million of the Note Issuance Facility 2017, the repayment of $174.0 million of our Revolving Credit Facility in the third quarter, the scheduled repayment of principal of our project financing agreements for an approximate amount of $130.5 million and $146.9 million of dividends paid to shareholders and non-controlling interests.

Item 4.	Quantitative and Qualitative Disclosures about Market Risk

Our activities are exposed to market risk, credit risk and liquidity risk. Risk is managed by our Risk Management and Finance Departments in accordance with mandatory internal management rules. The internal management rules provide written policies for the management of overall risk, as well as for specific areas, such as exchange rate risk, interest rate risk, credit risk, liquidity risk, use of hedging instruments and derivatives and the investment of excess cash.

Market risk

We are exposed to market risk, such as foreign exchange rates and interest rates fluctuations. All of these market risks arise in the normal course of business and we do not carry out speculative operations. For the purpose of managing these risks, we use swaps and options on interest rates and foreign exchange rates. None of the derivative contracts signed has an unlimited loss exposure.

Foreign exchange risk

The main cash flows from our subsidiaries are cash collections arising from long-term contracts with clients and debt payments arising from project finance repayment. Given that financing of the projects is generally denominated in the same currency in which the contract with the client is signed, a natural hedge exists for our main operations.

Our functional currency is the U.S. dollar, as most of our revenue and expenses are denominated or linked to the U.S. dollar. Our assets located in North America and most of our assets in South America have their PPAs, or concessional agreements, and financing contracts signed in, or indexed totally or partially, to U.S. dollars. Our solar power plants in Spain have their revenues and expenses denominated in euros, and Kaxu, our solar plant in South Africa, has its revenue and expenses denominated in South African rand.

Our strategy is to hedge cash distributions from our Spanish assets. We hedge the exchange rate for the distributions from our Spanish assets after deducting euro-denominated interest payments and euro-denominated general and administrative expenses. Through currency options, we have hedged 100% of our euro-denominated net exposure for the next 12 months and 75% of our euro-denominated net exposure for the following 12 months. We expect to continue with this hedging strategy on a rolling basis.

Although we hedge cash-flows in euros, fluctuations in the value of the euro in relation to the U.S. dollar may affect our operating results. In subsidiaries with functional currency other than the U.S. dollar, assets and liabilities are translated into U.S. dollars using end-of-period exchange rates. Revenue, expenses and cash flows are translated using average rates of exchange. Fluctuations in the value of the South African rand in relation to the U.S. dollar may also affect our operating results.

Interest rate risk

Interest rate risk arises mainly from our financial liabilities at variable interest rate (less than 10% of our total project debt financing). We use interest rate swaps and interest rate options (caps) to mitigate interest rate risk.

As a result, the notional amounts hedged as of September 30, 2021, contracted strikes and maturities, depending on the characteristics of the debt on which the interest rate risk is being hedged, are very diverse, including the following:

●	Project debt in euro: 100% of the notional amount, maturities until 2030 and average strike interest rates of between 0.00% and 4.87%
●	Project debt in U.S. dollars: between 75% and 100% of the notional amount, maturities until 2040 and average strike interest rates of between 0.86% and 5.27%

In connection with our interest rate derivative positions, the most significant impact on our Annual Consolidated Financial Statements relates to the changes in EURIBOR or LIBOR, which represents the reference interest rate for the majority of our debt, or changes to the alternative reference rates replacing these in the future.

In relation to our interest rate swaps positions, an increase in EURIBOR or LIBOR above the contracted fixed interest rate would create an increase in our financial expense, which would be positively mitigated by our hedges, reducing our financial expense to our contracted fixed interest rate. However, an increase in EURIBOR or LIBOR that does not exceed the contracted fixed interest rate would not be offset by our derivative position and would result in a net financial loss recognized in our consolidated income statement. Conversely, a decrease in EURIBOR or LIBOR below the contracted fixed interest rate would result in lower interest expense on our variable rate debt, which would be offset by a negative impact from the mark-to-market of our hedges, increasing our financial expense up to our contracted fixed interest rate, thus likely resulting in a neutral effect.

In relation to our interest rate option positions, an increase in EURIBOR or LIBOR above the strike price would result in higher interest expenses, which would be positively mitigated by our hedges, reducing our financial expense to our capped interest rate, whereas a decrease of EURIBOR or LIBOR below the strike price would result in lower interest expenses.

In addition to the above, our results of operations can be affected by changes in interest rates with respect to the unhedged portion of our indebtedness that bears interest at floating rates.

In the event that EURIBOR and LIBOR had risen by 25 basis points as of September 30, 2021, with the rest of the variables remaining constant, the effect in the consolidated income statement would have been a loss of $2.7 million and an increase in hedging reserves of $24.6 million. The increase in hedging reserves would mainly be due to an increase in the fair value of interest rate swaps designated as hedges.

Credit risk

The credit rating of Eskom is currently CCC+ from S&P, Caa1 from Moody’s and B from Fitch. Eskom is the off-taker of our Kaxu solar plant, a state-owned, limited liability company, wholly owned by the government of the Republic of South Africa. Eskom’s payment guarantees to our Kaxu solar plant are underwritten by the South African Department of Energy, under the terms of an implementation agreement. The credit ratings of the Republic of South Africa as of the date of this report are BB-/Ba2/BB- by S&P, Moody’s and Fitch, respectively.

In addition, Pemex’s credit rating is currently BBB from S&P, Ba3 from Moody’s and BB- from Fitch. We experienced significant delays in collections from Pemex since the second half of 2019, although collections have recently improved.

In 2019, we also entered into a political risk insurance agreement with the Multinational Investment Guarantee Agency for Kaxu. The insurance provides protection for breach of contract up to $78.0 million in the event the South African Department of Energy does not comply with its obligations as guarantor. We also have a political risk insurance in place for our assets in Algeria up to $41 million. These insurance policies do not cover credit risk.

Liquidity risk

The objective of our financing and liquidity policy is to ensure that we maintain sufficient funds to meet our financial obligations as they fall due.

Project finance borrowing permits us to finance projects through project debt and thereby insulate the rest of our assets from such credit exposure. We incur project finance debt on a project-by-project basis.

The repayment profile of each project is established based on the projected cash flow generation of the business. This ensures that sufficient financing is available to meet deadlines and maturities, which mitigates the liquidity risk.

Item 4.	Control and Procedures

Not Applicable

PART II. OTHER INFORMATION

Item 1.	Legal Proceedings

A number of Abengoa’s subcontractors and insurance companies that issued bonds covering Abengoa’s obligations under such contracts in the U.S, included some of Atlantica’s non-recourse subsidiaries in the U.S. at the time that the plants we currently own as co-defendants in claims against Abengoa were being constructed. Generally speaking, the Atlantica subsidiaries were dismissed as defendants at early stages of the processes. In relation to a claim filed by a group of insurance companies against a number of Abengoa’s subsidiaries and against Solana (Arizona Solar One) for Abengoa related losses of approximately $20 million that could increase, according to the insurance companies, up to a maximum of approximately $200 million if all their exposure resulted in losses. Atlantica reached an agreement with all but one of the above-mentioned insurance companies, under which they agreed to dismiss their claims in exchange for payments of approximately $4.3 million, which were paid in 2018. The insurance company that did not join the agreement has temporarily halted legal actions against Atlantica, and Atlantica does not expect this particular claim to have a material adverse effect on its business.

In addition, an insurance company covering certain Abengoa obligations in Mexico claimed certain amounts related to a potential loss. Atlantica reached an agreement under which Atlantica´s maximum theoretical exposure would in any case be limited to approximately $35 million, including $2.5 million to be held in an escrow account. In January 2019, the insurance company called on this $2.5 million from the escrow account and Abengoa reimbursed this amount in accordance with the indemnities in force between Atlantica and Abengoa. The payments by Atlantica will only happen if and when the actual loss has been confirmed and after arbitration if the Company initiates it. We used to have indemnities from Abengoa for certain potential losses, but such indemnities are no longer valid following the insolvency filing by Abengoa S.A. in February 2021.

Atlantica is not a party to any other significant legal proceedings other than legal proceedings arising in the ordinary course of its business. Atlantica is party to various administrative and regulatory proceedings that have arisen in the ordinary course of business.

While Atlantica does not expect these proceedings, either individually or in combination, to have a material adverse effect on its financial position or results of operations, because of the nature of these proceedings Atlantica is not able to predict their ultimate outcomes, some of which may be unfavorable to Atlantica.

Item 1A.	Risk Factors

There have been no material changes from the risk factors previously disclosed in the Company’s consolidated financial statements and notes thereto included in the Annual Report on Form 20-F filed by the Company with the SEC on March 1, 2021.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

Recent sales of unregistered securities

None.

Use of proceeds from the sale of registered securities

None.

Purchases of equity securities by the issuer and affiliated purchasers

None

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

Not applicable.

Item 5.	Other Information

Not Applicable.

Item 6.	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA SUSTAINABLE INFRASTRUCTURE PLC

Date: November 10, 2021	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer